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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mobistar

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 04965 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/16/07

annual report



Annual report 2006



Letter from the Chairman



Mobistar celebrated its 10th anniversary in 2006! Once again, the company performed very strongly and added a chapter to its success story. As Chairman of the Board of Directors, and on behalf of all the Directors, I would like to thank everyone who contributed to this success: customers, team members, the management committee, and shareholders.

Added value

Mobistar also created significant added value in 2006, which was reflected in a high market capitalisation and excellent financial results. This allowed us to provide our shareholders with an historically high dividend of 4.70 euro per share. The creation of value will continue to be our company's fundamental objective into the future as well.

Mobistar team members

Most of all, it's our people within the company who create the value. In 2006, we took a number of difficult decisions in the best interests of our company's future. However, in taking these decisions, we always honoured the social aspects – because our Mobistar team members make the difference.

Corporate governance

Starting from the Board of Directors, we pay a great deal of attention to good management and transparency. We are guided in this by the Mobistar Corporate Governance Charter published on our website. In particular, we are making sure that the points of view of all shareholders are reflected in the policy.

2006 was a magnificent year for Mobistar. In this dynamic market, we need to stay alert and adapt quickly to the ever-changing environment. This way, we will all build further on the foundations of our future, and we'll be able to continue our success story for years to come.



Jan Steyaert
Voozitter van de Raad van Bestuur

Letter from the CEO

After gradually implementing its new – simpler and more effective – organisation in 2005, Mobistar strengthened significantly both its commercial and financial positions on the Belgian market in 2006.



The launch of the new product portfolio in February, which is usually a calm period for this type of market, produced a profound change to a competitive context accustomed to grant discounts.

The simplicity and transparency of the new offers based on fixed fees, unlimited calls at a fixed price, and customer loyalty programmes have allowed Mobistar to respond successfully to consumer expectations and to position itself as the indisputable leader in innovation and communication.

The arrival of new MVNOs intensified and diversified the competition. And still Mobistar grew substantially, through the success of Mobistar BestDeal and Tempo Music on the residential market and the excellent results achieved in the business segment.

In 2006, Mobistar attracted 226,000 new subscribers – bringing the total number of customers to 3,139,224 (the MVNOs and users of Machine-to-Machine cards are in addition to this figure).

But this result was not achieved to the detriment of quality. The policy of migration from prepaid to postpaid formulas, and the excellent performance on the corporate market, enabled the average revenue per subscriber to climb in comparison to the end of 2005 to 38.75 euro.

As the fixed-line operator controls the entire ADSL market, Mobistar focused on its customer portfolio. At the end of 2006, this included 22,500 subscribers – falling short of initial expectations.

In order to reach its objectives, Mobistar deployed an updated distribution network, a refreshed image, and a more service-oriented customer approach. At the same time, it continued to enlarge its own distribution network to 12 owned Mobistar Centers by the end of the year.

In parallel to these activities, Mobistar also continued to develop and optimise its radio network. The EDGE and 3G technologies expanded the broadband range to cover 99 % of the Belgian population. The integration of new services and quality improvements were the principal axes of development throughout the year.

Nevertheless, in order to make Mobistar even more competitive and effective, a part of the technical team, responsible for managing and maintaining the network, will be transferred to an external partner. This move will be carried out in phases and with the agreement of the personnel representatives.

This decision – momentous both strategically and socially, because it concerns over 152 Mobistar employees – is intended to accelerate Mobistar's transformation into an organisation that is primarily dedicated to improving the services provided to all of its customers.

In the social sphere, at the end of 2006 Mobistar created the non-profit association called Participate! in order to be even more strongly engaged in the area of Corporate Social Responsibility (CSR). The association aims to improve and facilitate the integration of children suffering from autism spectrum disorders; it will be active nationally in both education and prevention.

The two parent organisations, as well as a number of professors from prominent Belgian universities, are involved as founding members in the realisation of this corporate project.

The entire Mobistar workforce is lending its strong support to this worthy cause.

The excellent results achieved in 2006 should allow Mobistar to begin the 2007 fiscal year under very favourable circumstances:

The product portfolio is in constant evolution. The customer-centred approach is being reinforced by a more specialised distribution network, for which training is provided on a continual basis. Communication is becoming more straightforward and pertinent. The optimised internal organisation is more readily responsive and effective. And a large number of projects for accelerating growth are currently being evaluated.

In a market environment in which the price of termination rates has dropped by nearly 40 % in six months' time and the roaming rates are under severe pressure, Mobistar should continue to consolidate its position in 2007 – primarily through the responsiveness and dedication of all its employees.



Bernard Moschéni
Chief Executive Officer







highlights of 2006

Mobistar is evolving from a technical organisation to a customer-centred services company. In this context, the company took a strategic turn in 2006 with major implications for its technical, commercial and organisational activity areas.

JANUARY06 Social tariffs

FEBRUARY06 Partnership with Telenet
Mobistar BestDeal
and Tempo Music
Business Everywhere

MARCH06 Bank Balance



January

Mobistar introduces social tariffs for subscriptions and reloadable cards.

February

Mobistar signs a collaborative agreement with Telenet, which launches mobile telephony services under its own brand name.

Mobistar launches a new simplified range, with Mobistar BestDeal and Tempo Music (in collaboration with Universal Music) as the most important products.

Mobistar launches Business Everywhere, an integrated mobile solution that provides broadband access via the EDGE, 3G, WiFi and ADSL networks.

March

Mobistar launches Bank Balance, which allows customers to check their bank account balance via GSM.

April

With Wirefree Office, companies pay only as much for mobile telephony as they do for fixed phone lines.

APRIL06
Wirefree Office

MAY06
Partnership with Euphony Music Store

JUNE06
Traveller Advantage
3 million customers
Free Voice Mail
Deposit

JULY06



Highlights of 2006

May

Euphony and Mobistar enhance their collaboration by developing EuLike-It.

Mobistar creates Music Store, through which Tempo customers and subscribers can download over 350,000 music titles to their GSM.

June

Mobistar launches Traveller Advantage, a new roaming fixed rate that sharply lowers the price of communications abroad.

Mobistar goes beyond the mark of 3 million active customers.

From now on, if a correspondent leaves a message on the voicemail of a Mobistar customer who is abroad, the Mobistar customer pays nothing at all for this call.

Augustus

Mobistar teams with Delhaize to offer the most advantageous starter kit on the market: Mobile-*plus* powered by Mobistar.

The Orange World multimedia portal now offers access to more than 15 television channels, offering the user continuous entertainment.

MAY06 Partnership with Euphony
Music Store

JUNE06 Traveller Advantage
3 million customers
Free Voice Mail
Deposit

JULY06

AUGUST06 Partnership with
Delhaize
Mobile TV



September

In collaboration with JCDecaux, Mobistar launches an exclusive Abribus-campaign, using the interactive Bluetooth technology. Bluetooth users receive a free ringtone.

Mobistar renews its collaboration with the advertising agency Air.

The HSDPA technology is deployed throughout the entire 3G network.

October

Mobistar's Board of Directors approves the outsourcing project for a part of the company's network activities.

November

Expansion of the BlackBerry offer with the new BlackBerry® Pearl smartphone.

December

Mobistar closes the fiscal year with a market share of 33 % in mobile telephony.

At the end of 2006, Mobistar opens 7 new sales outlets, raising the company's number of owned shops to 12.

SEPTEMBER06 Bluetooth-campagne
Air
HSDPA

OCTOBER06 Outsourcing

NOVEMBER06 BlackBerry Pearl

DECEMBER06 Market share
Mobistar Centers

The world of telecommunications



In the midst of challenging competitive and regulatory circumstances, Mobistar still enlarged its market share in mobile telephony to 33 % at the end of 2006. The number of active Mobistar customers rose to 3,139,224. The rise in terms of market value was even stronger: to 34.6 % of total mobile revenues at the close of 2006.

Competitive environment

> New players

The degree of penetration of mobile telephony amounts to about 90 %. So, in 2006, the battle intensified among operators to hold onto existing customers and to win new ones. The arrival of new national and international players – from the telecom world (operators of fixed telephony and the Internet) and from other sectors (media and distribution) – also made competition more fierce. In response to this evolution, Mobistar entered into strategic partnerships with several new market players (including Telenet and Delhaize, among others).

> More convergent offers

Last year was also characterised by the development of convergent offers at reduced prices – particularly for the residential market. Mobistar offered its customers combinations of mobile and fixed telephone services and ADSL subscriptions.



> Stronger convergence

In the business segment, competition is growing stronger in the development of multi-access solutions. To reinforce convergence, fixed telephony, mobile voice and data traffic, and ADSL are being combined. In 2006, Mobistar brought several convergent offers onto the market for its business customers.

Meeting market expectations

> Regulating mobile terminating rates

In August 2006, the Belgian Institute for Postal Services and Telecommunication determined the 2006-2007 mobile terminating rates for Mobistar and the other operators of national mobile networks. This lowered rates a first time in November 2006. In a further decision, the Institute set the same mobile terminating rates for Proximus and Mobistar in 2008.



> Lowering prices for international calls

The Orange Group and other European operators are voluntarily anticipating the European request for lowering the prices of international mobile phone calls (roaming). They have signed a code of conduct that sets the wholesale prices for roaming.

For the end-users, Mobistar launched the Traveller Advantage formula in June 2006. The formula's various flat rates allow both residential as well as business customers to benefit from significant discounts (up to 28 %) on their calls abroad.

Furthermore, Mobistar decided to return unanswered calls abroad to the voicemail service in Belgium free of charge – providing customers even more savings on their invoices.

> Better protection for the consumer

To satisfy the stipulations of the 'telecom law', Mobistar has taken a number of measures to better protect the end-user.

In January 2006, Mobistar introduced a social tariff for people with a low income. In addition, by changing the conditions of the contract, Mobistar has introduced the possibility for customers to terminate their contract without penalty.

Mobistar has also taken the initiative of advising its customers at least once a year regarding their chosen their chosen tariff formula. Mobistar contacts new customers personally for a complete 'Tariff Check' within 6 months after signing the contract.

Finally, from now on, in the effort to get ever closer to its customers, Mobistar has made telephone assistance free of charge.

Management and control

The Board of Directors

Jan Steyaert	Chairman of the Board
Bernard Moschéni (1)(2)	Director
Christina von Wackerbarth (3)	Independent Director
Sparaxis (3)(4)	Independent Director
Erik Dekeuleneer (3)	Independent Director
Philippe Delaunois (3)	Independent Director
Bernard Ghillebaert (1)	Director
Sanjiv Ahuja (1)	Director
Brigitte Bourgoin (1)	Director
Tim Lowry (1)	Director
Michel Poirier (1)	Director
Wirefree Services Belgium (1)(5)	Director



Bernard Moschéni
Chief Executive Officer

The Audit Committee

Erik Dekeuleneer	Chairman
Philippe Delaunois	
Tim Lowry	
Michel Poirier	
Sparaxis (4)	

The Remuneration and Nomination Committee

Brigitte Bourgoin	President
Jan Steyaert	
Erik Dekeuleneer	
Philippe Delaunois	

The Executive Committee

Jan Steyaert	Chairman
Brigitte Bourgoin	
Tim Lowry	
Philippe Delaunois	
Sparaxis (4)	

The Governance Supervisory Committee

Erik Dekeuleneer	Chairman
Jan Steyaert	
Tim Lowry	
Wirefree Services Belgium (5)	



Olivier Ysewijn
Chief Strategy Officer

(1) Directors representing the majority shareholder (Wirefree Services Belgium).
(2) Chief Executive Officer.
(3) The independent directors have signed a declaration stating that they will observe the independence criteria set out in article 524 §4 of the Companies Code.
(4) The company Sparaxis is linked to SRIW (Société Régionale d'Investissement de Wallonie) and is represented by Mr Eric Bauche (Advisor Executive Committee at SRIW).
(5) The company Wirefree Services Belgium is represented by Mr Aldo Cardoso (independent director of Orange SA).

Executive committee



Paul-Marie Dessart
General Secretary



Erick Cuvelier
Chief Marketing Officer



Chris Van Roey
Chief Communication Officer



Benoit Scheen
Chief Commercial Officer



Bernard Buyat
Chief Technology Officer



Werner De Laet (1)
Chief Financial Officer

(1) Martine Verluyten has been Chief Financial Officer until 31 May 2006.

Information on the share



The European context

During the first nine months of 2006, the return on shares in the European telecommunications market was lower than that in other sectors. Investors wondered about the development possibilities for operators in a mature market, the impact of regulation, and the intensification of competition through the arrival of newcomers in the sector.

Then, starting in September, the telecommunications shares recovered. As time went on, the investors realised that the historically low rates had led to an undervaluation of telecommunication shares, judging by the attractive dividends and the available cash flow on the operators' side. In the course of 2006, the Dow Jones Telecom Index rose by 11 %, a performance that was about 5 % below that of the market as a whole.

Evolution of the Mobistar share

Until the end of September 2006, the performance of the Mobistar share was in line with that of the European telecommunications sector as a whole. But during the last quarter, the Mobistar share did not follow the general upward trend. For several reasons. Mobistar is, first of all, a mobile telephony operator, which makes the company subject to the sector's rigorous regulation. This position also set the rumour mill in motion about possible merger and acquisition transactions.



As a consequence, the Mobistar share did not perform as well as the European telecom sector. It closed 2006 at a rate of 64.65 euro, which is a decline of 3.5 % compared to the end of 2005. However, when the regular dividend and the exceptional remuneration through capital reduction (in total, 4 euro per share) are taken into account, the share's return is positive (+1.6 %). The under-performance of the Mobistar share – and of all telecom values together – is even more apparent when compared to the evolution of the Bel20 (+22.8 %).

Exercising options through Mobistar salaries caused the number of shares to rise slightly: from 63,273,655 at the end of 2005 to 63,289,921 at the end of 2006. With a rate of 64.65 euro, the 2006 market capitalisation reached 4092 million euro at 31 December 2006. During the year, 47.7 million shares were traded – 1.7 times the free float. A little more than 186,000 shares were traded every day. The liquidity indicators are virtually the same values as in 2005.

Shareholders structure

In 2006, Mobistar's shareholders structure underwent only one change.
As a consequence of Belgacom's acquisition of Telindus at the beginning of 2006, Belgacom also acquired 4.6 % of Mobistar's capital.

Remuneration of the shareholders

In accordance with its decision of 6 February 2007, at the shareholders' General Assembly on 2 May 2007 Mobistar's Board of Directors will propose paying a regular dividend of 4.50 euro per share as of 9 May 2007.



Marketing strategy

Communication and interaction with our customers – in a manner as relevant, personal and simple as possible – constituted the heart of our marketing policy throughout 2006. This pro-active approach, founded on a strategy of commercial innovation, is focused especially on the development of offers that respond to the real needs and expectations of our customers – and on effective partnerships.

More partnerships for more effectiveness

In order to better meet market expectations and to create added value with other industry players, Mobistar has developed a true collaborative strategy. The MVNOs (Mobile Virtual Network Operators) as well as the co-marketing agreements rest on the principles of complementarities and win-win relationships. Each agreement is based on a specific model that corresponds to the desires and capabilities of the partner, the needs of the customer target group, and the expectations of Mobistar regarding revenues, market share and service quality.

> Universal Music

On 1 February 2006, Mobistar launched Tempo Music in collaboration with Universal Music Mobile Belgium. This reloadable card provides access to a music portal (with hits, podcasts, games and music news items) and 'tons of SMS'. In less than a year, over 350,000 customers joined Tempo Music.

> Telenet

In February, Mobistar signed a collaborative agreement with Telenet. Thanks to Mobistar's expertise and and infrastructure, Telenet now offers mobile telephony services under its own name. And for its part, Mobistar now has access to Telenet's WiFi network, making new synergies possible in the area of mobile data activities developed by Mobistar.

> Euphony

Also in February, Mobistar signed an agreement with Euphony. The objective is to develop a unique, simple and flexible offer that is just as well-suited to the residential market as to Euphony's distribution structure.

> Delhaize

In August, Mobistar entered into a partnership with Delhaize to offer the most economical starter kit on the market – Mobile-*plus* – to Delhaize customers. With this initiative, Mobistar strengthened its position in the ever more competitive distribution environment.

More segmentation for more value

Throughout 2006, Mobistar practiced a pro-active customer approach. To put the customer relationship at the heart of its marketing strategy, the company made adjustments to its marketing organisation and supported its highly individualised marketing strategy with 50 communication campaigns.

> Value proposition concept

One-to-one marketing was a tremendous success in 2006, but the classic marketing options, like segmentation, were not forgotten. Instead, they were based on the value proposition concept rather than on mere rate offers.

Tempo Music, for example, combines attractive rates, free SMS, music and a dedicated website. Mobistar BestDeal, in response to market demand, couples a simple and flexible rate to the freedom of a contract without contract duration commitment. Other offers for business or private individuals combine fixed telephony, mobile traffic and the Internet into a single global solution.

Finally, certain formulas, like Wireless Office, enable companies to keep their communication expenses under control without fixed telephony – a first in Belgium.

> Effective strategy

This marketing policy is bearing its fruits on the corporate market as well as on the residential market, in which Mobistar became the leader in 2006. And also in strategic segments like the youth market and Machine-to-Machine solutions – the growth markets of the future.



More services for more loyalty

> Mobistar offers more for the same price

In 2006, Mobistar generalised the customer relations policy it began the year before with the concept 'Mobistar gives you more'. To encourage mobile phone usage, the company expanded its loyalty offers to all prepaid and post-paid products.



> Mobistar offers more than mobile telephony alone

Following the launch of ADSL and fixed telephony at the end of 2005, Mobistar invested extensively in the business market in 2006. The company launched several solutions that combine mobile and fixed telephony: Mobistar One Office, Mobistar Wire-free Office, Business Everywhere and Mobistar Professional. These convergent offers respond to a major evolution in the business market: four out of ten new Mobistar customers chose fixed in addition to mobile telephony.

The Mobistar brand

We want to make Mobistar Belgium's favourite mobile telephony brand. In 2006, we put the customer in the centre of our brand strategy. This strategy is the inspiration for the development of our offers and advertising campaigns as well as a new policy of social responsibility.



The year of the customer

Every study shows that the customer relationship is the core element in how the consumer judges a brand's quality. A positioning oriented more strongly towards the person than towards the price or the product distinguishes itself profoundly from the competition.

Placing the customer at the heart of Mobistar's activity means that all of our products, services and communication must be founded on reliability, simplicity and relevance. Mobistar translates this ambition into practice by, for example, launching Mobistar BestDeal and Tempo Music in response to the particular needs of various target groups.

> Clear language

A customer-centred strategy is open and honest. Respect for the consumer also means: speaking to him/her in clear language, and offering propositions without unpleasant surprises.

> A remarkable campaign

The success of the '100 % You' television campaign emphasises the positioning of the Mobistar brand as human and close to people, respecting diversity and personal preferences. The scores that this campaign recorded are exceptional in terms of both recognition and impact.



Social responsibility

> Engagement on behalf of persons suffering from autism spectrum disorders

Mobistar wants to assume its social responsibility, and thereby remain true to its corporate image and mission. In 2006, the company decided to concentrate its social engagement on a segment relevant to both health and communication: persons suffering from autism spectrum disorders.

A national project was born of the involvement among Mobistar, seven referral centres for autism, and two large parents' associations dealing with this subject. To structure their initiative, they founded the non-profit organisation Participate! on 15 November 2006. This organisation develops and distributes information and educational tools for the parents of children suffering from autism spectrum disorders and organises training courses for the various parties involved – parents, teachers, medical personnel, persons responsible for youth movements, and so on. The aim is to improve the quality of life for persons suffering from autism spectrum disorders and their families.

> Environmental certification: ISO 14001

Mobistar is the first Belgian mobile telephony operator to take steps towards earning the ISO 14001 environmental certification. In 2006, the company set up a working group that builds on earlier initiatives such as the recycling of GSMs.



Network and operational activities

In an increasingly complex environment, with a growing number of convergent offers, Mobistar is opting for a policy of partnership collaborations. This policy enables the technical division to provide optimal support to the strategy of commercial innovation.

Broadband offer throughout Belgium

Thanks to the extensive investments Mobistar has made in modernising its network over the last three years, both business and residential customers benefit from excellent coverage throughout Belgium. At the end of 2006, the 3,178 base stations of the 2G network covered 99.6 % of the population.

Mobistar is the only operator that offers broadband nationally, over the 2.5G (EDGE) or 3G (UMTS) networks. In 2005, the company deployed its EDGE network, with guaranteed coverage for over 99 % of the population. At the same time, it began implementing the 3G network in the Antwerp and Brussels regions, and during 2006 in the Ghent and Liège regions. By the end of 2006, the 3G network covered over 50 % of the population.

Deploying HSDPA technology

Mobistar is one of the first operators in the world to deploy the 3G+ technology (HSDPA, High Speed Downlink Packet Access) over all of its 3G network. With transmission speed three times higher than that of the classic 3G, HSDPA facilitates the transmission of mobile data, meeting the higher requirements of business customers in particular.

The exceptionally rapid deployment of HSDPA was made possible by the strategic decisions in 2005 regarding the renewal of the network.

Expanding the unbundled network

In 2006, Mobistar further expanded its unbundled network in order to offer customers ADSL access without operator intervention. At the end of 2006, around 20,000 Mobistar customers benefited from the total unbundling of the network. Mobistar also opened its unbundled network to a number of access providers.

Major technical investments

In 2006, Mobistar renewed a number of service platforms: in particular, the SMS central, the voicemail platform, and the prepaid platform. The company also installed a core for the NGN (Next Generation Network). This IT architecture supports the growing traffic over the 2G and 3G networks as well as the evolution towards fully convergent services. Mobistar also began to replace its servers in 2006 and will continue further with this in 2007.

Mobistar is actively preparing the development of IP (Internet Protocol) offers. In 2006, the company developed a new voice platform in IP. This technology makes verbal communication possible via the Internet and other networks that can accept the TCP/IP protocol.

Partnership strategy

In the context of its investment policy, Mobistar is relying on partnership agreements with a number of strategic partners – both external and internal (Orange Group). The company will soon outsource construction and operational activities for the ITN (Information Technology & Network). Mobistar has opted for this policy in order to remain sufficiently flexible in the increasingly complex environment, to have easy access to the best technologies, and to optimise its costs.



Sales, distribution and customer service

In 2006, Mobistar pursued the restructuring of its commercial organisation in order to raise the quality and effectiveness of its customer service.
The sales and customer support services for both residential and business segments were totally integrated, and new directions for development were developed.



New directions for development

Mobistar's newly integrated commercial organisation opened the way for new growth possibilities. A new commercial team was set up to develop the sale of calling minutes to other suppliers, including operators without a network (MVNOs). In this context, Mobistar entered into a number of collaborative agreements, notably with Telenet.

Another new commercial team was created to take care of the online sale of Mobistar products (for example, GSMs, subscriptions, prepaid cards and ADSL) both to private individuals and to businesses.

Strengthening distribution channels

> Exclusive agreement with Euphony

Mobistar extended the collaboration with its principal partner through a new co-marketing agreement for five years.

> More room for discovery

In 2006, Mobistar opened 7 new owned Mobistar Centers, bringing the total number to 12. These shops focus on customer experience, direct access to information, and simple, reliable and relevant services.

> Mobistar Centers renovated

The complete renewal of the Mobistar Centers began in 2005 and progressed in 2006. By the end of the year, 74 of the 127 points of sale had already gotten a new look.

> Independent Mobistar agents recruit

Independent agents that represent Mobistar recruited 50 commercial employees to tackle the SoHo (Small office–Home office) market.

> Optimising partnerships

In the first half of 2006, Mobistar optimised its commercial approach via large distribution (specialised chains and supermarkets), which entailed strengthening certain partnerships or discontinuing others. In this context, the company also signed a co-branding agreement with Delhaize.

New tool for customer management

To obtain a global view on each of its customers, Mobistar made a major investment: the company purchased the software package, PeopleSoft, to centralise all pertinent customer data.



New collaborations

In 2006, Mobistar entrusted certain operational and supporting tasks to new partners. A team from the call center, Sitel, is now taking care of welcoming residential customers. The company Call-It has taken on the telemarketing towards the general public. And Orange Romania is handling a number of back-office activities.



Mobistar business solutions

In 2006, Mobistar further penetrated all segments of the professional market. Convergence was key, which plays a major role in supporting the growing mobility of organisations.

New products for more mobility

The collaborative model of organisations is changing fundamentally and is making their needs for mobility grow at a terrific pace. They need to be able to make connections everywhere, from any terminal and via every type of network. Therefore, more and more, they need multi-access solutions that combine fixed telephony, mobile voice and data traffic, and the Internet. In 2006, to respond to this need for mobility, Mobistar expanded its connectivity propositions for business customers by launching key products.



> Business Everywhere

Mobistar has offered its customers Business Everywhere. This innovative solution consists of a new PCMCIA card and an exclusive connectivity application. Developed in collaboration with the France Telecom group, the solution contains intelligent software that continually searches for the fastest access to Mobistar's UMTS, EDGE, GPRS, or ADSL networks – without user-intervention. Strategic agreements with Telenet and France Telecom widened access to 1250 WiFi hotspots in Belgium and more than 12,000 in all of Europe (primarily in France).

> Machines talking to each other

Mobility also applies to equipment that needs to stay connected. In 2006, the Machine-to-Machine (MaTMa) communication market grew by over 35 %. Mobistar is the leader here, with more than 65,000 installed cards. The applications of this technology are innumerable and growing constantly. The machines contain a SIM card for sending and receiving signals over the Mobistar network. These cards prevent theft of work-site equipment or luxury cars, for example, ensure optimal circulation of train cars, or warn when a flow of water is reaching its maximum level.

> BlackBerry® Pearl

Mobistar was first on the Belgian market to launch and promote the new BlackBerry® Pearl. With this solution, professional customers can read and treat e-mail in real time on their GSM. The new device was developed by the Canadian company RIM (Research in Motion Ltd.). It combines the compactness and the light weight of a traditional GSM with a quick and easy e-mail function.

> Mobistar Wirefree Office

Mobistar launched a new concept: the use of GSM inside a company's buildings at rates at least as advantageous as those for fixed telephony.

> Mobistar One Office

Mobistar One Office offers SMAs and large enterprises a combination of fixed and mobile telephony. This allows employees to call each other almost without limit – from fixed phone to mobile, from mobile to fixed phone, and from mobile to mobile.

SoHo product range

Mobistar has created a range of professional products targeted to the SoHo segment (Small Office–Home Office). Mobistar Professional offers integrated and stand-alone solutions for fixed and mobile telephony, which are adapted to the size of the company. In addition to an advantageous offer, the customer benefits from having a single commercial partner, a single invoice for fixed and mobile, and preferential customer support.

Consolidation

In 2006, Mobistar consolidated its presence in large organisations by renewing existing or signing new contracts – notably with ING, InBev, Caterpillar and Winterthur.



The residential market: clear language

In 2006, Mobistar became the leader in the subscriptions market, and the company conquered the youth market.

A simple, competitive and innovative product range

In 2006, Mobistar reduced its price structure. In February, the company launched a new range of seven rates, responding to consumer demands for simplicity, competitiveness and transparency. The new range, including formulas with subscription or reloadable cards, is tailored to the particular needs of each customer segment and has made Mobistar no. 1 on the residential market. With it, the company is also winning the hearts of young people: more than 350,000 Tempo Music customers in less than a year.



> Mobistar BestDeal

The Mobistar BestDeal subscription, a key product in the new range, costs only 5 euro per month. The formula is extremely flexible: the user has no obligation for the duration of the subscription, and can cancel at any moment without penalty. The calling rate is sharply degressive.

> Tempo Music

Mobistar launched Tempo Music in collaboration with Universal Music. This product for young customers includes a reloadable card. It provides access to a Web/WAP music portal, a radio station that you can listen to via the Internet or a GSM, and many more innovations in the field of music and entertainment – such as a podcast service that appears regularly in the list of most often downloaded podcasts in Belgium.



Cooperative launchings

Mobistar renewed its collaborative agreement with Euphony, offering the product EuLike-It. The company also entered into a partnership with Delhaize to launch Mobile-*plus* powered by Mobistar.

Checking the bank account

In March 2006, in collaboration with Banksys, Mobistar introduced Bank Balance, a mobile, fully secured service for consulting a bank account. With Bank Balance, the customer can check the balance of his bank account in real time from his GSM.

Lowering rates

> More advantageous roaming

In June 2006, Mobistar introduced a new roaming flat rate: Traveller Advantage. Subscribers benefit from price reductions of up to 28 % on their calls abroad. In addition, Mobistar sends unanswered calls abroad back to the voicemail service in Belgium free of charge – an additional saving on the customer's roaming costs.

> Proactive communication with customers

Mobistar has decided to advise every customer at least once per year concerning the tariff formulas that fit best with his profile and usage pattern. New customers are contacted personally for a complete 'Tariff Check' within 6 months after the signing of their contract. And all Mobistar customers receive free telephone assistance.

Wider multimedia offer

Mobistar enlarged its offer of GSMs that are ready for multimedia applications. In 2006, through Mobistar packages the company sold nearly a quarter million EDGE and/or 3G GSMs. A key partnership with Sony Ericsson promoted music on GSMs, with exclusive actions on Walkman® phones.

Moreover, a large number of partnerships were created in the area of mobile content. These provide continual entertainment on the Orange World multimedia portal, such as more than 15 television channels and hundreds of videos on demand. Mobistar also entered into a partnership with Meetic, and launched Plazza – a unique marketplace for mobile multimedia applications – in agreement with the two other Belgian GSM operators.



In a particularly competitive climate, Mobistar invests in its human potential and profiles itself as a progressive employer.
The company's performance culture promotes internal mobility and the personal development of every team member.

Human resources

Satisfaction survey

In March 2006, Human Resources invited all team members to take part in a comprehensive satisfaction survey developed by the Orange Group. This survey was coupled with a more specific survey concerning stress at the workplace. The response came to a more than respectable 72 %. Mobistar also organised a number of workshops in 2006 for the team members who wished to carry the exercise forward.

Human Resources assured to give the team members a semi-annual report on the satisfaction survey results. The survey revealed the existence of some problems, particularly in the area of personal development, mobility and internal communication. The first concrete initiatives for improvement came out in 2006; more initiatives are on the agenda for 2007.

New job classification

In the course of 2006, Human Resources analysed all the functions in the company. The new job classification (Watson Wyatt) reinforces the internal cohesion of the various profiles, thereby increasing mobility in the company. It also simplifies and streamlines administrative tasks and improves Mobistar's recruitment image.

> Personal development

In 2006, Mobistar implemented the necessary IT tools to closely monitor the personal development plans for its team members. The company is also working on a new competence framework and is looking into how to make the training programmes more effective.

> Mobility

Mobistar is considering setting up an internal mobility plan. The company has already approached several leading specialists for advice. Concrete initiatives will follow starting in 2007.

> Strategic communication

The satisfaction survey revealed a strong need for internal communication regarding the corporate strategy. In 2006, Mobistar paid considerable attention to this matter. The company took initiatives to strengthen strategic communication via various information vehicles, such as the internal magazine and the intranet. Mobistar will of course follow up these efforts.



Active support for performance

In 2006, Mobistar took actions to support its performance culture. Most notable among these is the introduction of a variable salary (bonus) for all team members. The company also followed up the individual appraisal sessions initiated in 2005.

Outsourcing certain network activities

In its evolution from technical operation to customer-focused service organisation, Mobistar has opted to outsource the technical administration and maintenance of its network, a decision that entailed concerted social dialogue. 152 jobs have been transferred to Ericsson, who will maintain the social benefits.

Also in line with this evolution, Mobistar has announced that it may soon outsource still other repetitive tasks under its management. Two requirements must be met for this: a choice of several suppliers with extensive customer databases and an achievable business plan. A decision in this area has not yet been made.

Change in the Management Committee

On 1 June 2006, Werner De Laet replaced Martine Verluyten as Chief Financial Officer. Werner has been active for 8 years in Mobistar's financial department.



For more information,
please contact

Kristof Vande Capelle
For the shareholders and analysts
e-mail: ir@mail.mobistar.be

Patti Verdoodt
For the press
e-mail: press@mail.mobistar.be

Financial director
Werner De Laet

Responsible editor
Chris Van Roey

Concept & layout
Area Blu, Ideogram

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Mobistar S.A.
Rue Colonel Bourg, 149
B-1140 Bruxelles
Belgium
Tel. +32 2/745.71.11
Fax +32 2/745.70.00
http://www.mobistar.be
RCB 599 402
VAT BE 456 810 810

annual report 2006


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Annual report 2006

Mobistar places great emphasis on good governance and confirms its intention to comply with the *Code Belge de Gouvernance d'Entreprise* (Belgian Corporate Governance Code). The Governance Supervisory Committee (an ad hoc committee created by the Board) has continued its work in 2006 and has focused in particular on updating the Corporate Governance Charter. The second version of this Charter was published (in three languages) on the Company's website on 9 November 2006.

As last year, Mobistar drafted this Corporate Governance section in accordance with the provisions of the *Code Belge de Gouvernance d'Entreprise*.

The Company considers that its Corporate Governance Charter and this Corporate Governance section reflect both the spirit and the letter of the *Code Belge de Gouvernance d'Entreprise*.

In the Corporate Governance Charter, the Company explains that, for the sake of clarity and consistency with Belgian law, it has decided not to depart from the legal definition of independent director set out in article 524 of the Companies Code. The Company has therefore decided not to refer to the definition of "independent director" as set out in the *Code Belge de Gouvernance d'Entreprise* (section 2.3). The Company reserves a possibility to launch action plans in the beginning of the year and to submit them to the General Meeting a posteriori. Apart from this, there is no inconsistency with the Code.

Mobistar hopes to encourage and facilitate the participation of shareholders at the Annual General Meeting. To that end, it has decided to use for the third time the registration date procedure that spares shareholders from obligation to have their shares blocked for several days (and this will be combined with the "traditional" deposit procedure). The Company has noted that institutional shareholders attach considerable importance to this simplified procedure.

1. Composition of the Board of Directors

The Board of Directors consists of a maximum of 18 directors pursuant to article 13 of the Articles of Association.

As at 31 December 2006, the Board consisted of 12 members, of whom 4 were independent directors. No age limit is imposed for being a member of the Board.

Name	Function	Main function	Age	Nationality	End of mandate
Jan Steyaert	Chairman of the Board	Company director	61	Belgian	2008
Bernard Moschéni (1) (2)	Managing Director	Managing Director Mobistar	54	French	2008
Sparaxis (3) (4)	Independent Director				2008
Eric Dekeuleneer (3)	Independent Director	CEO Credibe CEO University Foundation	54	Belgian	2008
Philippe Delaunois (3)	Independent Director	Company director	65	Belgian	2008
Christina von Wackerbarth (3) (6)	Independent Director	Company director	52	Belgian	2008
Bernard Ghillebaert (1)	Director	CEO UK (FT)	54	French	2008
Sanjiv Ahuja (1)	Director	CEO (Orange)	50	American	2008
Brigitte Bourgoin (1)	Director	EVP Europe Middle-East (FT)	53	French	2008
Tim Lowry (1)	Director	VP Western Europe (FT)	51	English	2008
Michel Poirier (1)	Director	Fin. & Treasury Director (FT)	57	French	2008
Wirefree Services Belgium (1) (5)	Director				2008

(1) Directors representing the majority shareholder (Wirefree Services Belgium).

(2) Director responsible for day-to day management.

(3) The independent directors have signed a declaration stating that they will observe the independence criteria set out in article 524 §4 of the Companies Code.

(4) The Company Sparaxis is linked to SRIW (Société Régionale d'Investissement de Wallonie) and is represented by Mr Eric Bauche (Advisor Executive Committee at SRIW).

(5) The Company Wirefree Services Belgium is represented by Mr Aldo Cardoso (independent director of Orange SA).

(6) Ms Christina von Wackerbarth has been nominated by the General Meeting of 3 May 2006.

Ms Annemie Neyts has resigned from her position as (independent) director with effect from 1 January 2006.

••• Presentation of the directors nominated in 2006

Christina von Wackerbarth

Christina von Wackerbarth started her career as a professor of French. Following that, she worked as a journalist, editor, manager, COO and CEO of various mass media companies. Ms von Wackerbarth studied Roman philology (UFSIA). She has participated in numerous trainings like the Advanced Management Program (INSEAD), Financial Management (UA), Master's Degree Coaching for Change (HEC), Coaching and Consulting for Change (INSEAD). She is presently a director of several companies and is also a coach consultant/independent adviser.

Ms von Wackerbarth has been co-opted as independent director and meets all the criteria of independence stipulated by the Companies Code.

For the 2006 financial year, independent directors will receive a fixed fee of EUR 30,000 as well as an additional fee of EUR 2,000 for each statutory or ad-hoc Board committee meeting in which they participate. The Chairman of the Board will receive a set remuneration/fee of EUR 60,000 as well as an additional fee of EUR 2,000 per meeting of a Board committee of which he is a member. Other directors' mandates will be carried out free of charge.

There are agreements and/or invoicing arrangements between the various companies within the France Télécom/Orange group and the Company, relating to services provided by staff members of companies within the France Télécom/Orange group in favour of the Company. Likewise, the services provided by the Company to the benefit of the group are also invoiced. These agreements and invoicing schemes are reviewed by the Audit Committee of the Company.

2. The operation of the Board of Directors

The Board is required to meet at least six times a year. The main subjects discussed by the Board in 2006 were:

- Company strategy;
- Company budget and finance;
- the operational and financial position;
- the major projects and the technical developments;
- cost structure and outsourcing project;
- the development of the regulatory framework.

Prior to the Board meetings, the Company's management systematically provides Board members with files containing all the detailed information required for discussion and decision-making in relation to the matters listed in the agenda (the main ones of which are itemised here above).

The Company's Articles provide that resolutions of the Board of Directors are passed by a majority of votes taken.

The Board of Directors met 9 times in the course of 2006. Three "technical" meetings also took place on 6 February 2006, 6 March 2006 and 5 October 2006 (recording an increase in capital following the conversion of warrants); these meetings are not included in the list of attendances below.

••• Attendance by Board members at meetings of the Board of Directors

Directors	6 February	23 March	18 April	24 May	24 July	21 September	19 October	8 November	7 December
Jan Steyaert	present	present	present	present	present	present	present	present	present
Bernard Moschéni	present	present	present	present	present	present	present	present	present
Sparaxis	present	present	present	present	present	present	present	present	present
Brigitte Bourgoin	present	present	present	present	represented	present	present	present	present
Sanjiv Ahuja	present	apologies	present	represented	represented	represented	represented	represented	represented
Bernard Ghillebaert	apologies	represented	represented	present	present	present	present	present	represented
Tim Lowry	present	present	present	present	present	present	present	present	present
WSB	present	present	present	represented	represented	present	present	present	present
Michel Poirier	present	present	represented	present	present	present	present	present	present
Eric Dekeuleneer	present	present	present	present	present	present	present	present	present
Philippe Delaunois	present	present	represented	present	present	present	present	present	present
Christina von Wackerbarth	/	/	/	present	present	present	present	present	present

3. Committees formed by the Board of Directors

The Board of Directors has set up three statutory committees (the Audit Committee, the Remuneration and Nomination Committee and the Executive Committee), as well as a non-statutory committee (the Governance Supervisory Committee).

••• The Audit Committee

The Audit Committee consisted of 5 Board members during 2006: Messrs Eric Dekeuleneer (Chairman), Philippe Delaunois, Tim Lowry, Michel Poirier and the Company Sparaxis (represented by Mr Eric Bauche).

The mission of this committee is to assist the Board of Directors in carrying out its duties with regard to the integrity of the Company's financial information and, in particular, supervision of financial reports, internal audits, external audits and the financial relationship between the Company and its shareholders. The Audit Committee met 4 times in the course of 2006.

All members participated in the meetings held on 2 February 2006, 20 July 2006 and 18 October 2006. Messrs Dekeulenner, Lowry, Bauche (representing the Company Sparaxis) and Delaunois also participated in the meeting held on 18 April 2006.

The main topics discussed by the Audit Committee in 2006 were:

- financial reporting;
- the statutory audit;
- internal audit missions;
- internal audit organisation/structure;
- relationships with linked parties;
- accounting norms;
- the Sarbanes Oxley procedures;
- Company financing;
- taxation.

••• The Remuneration and Nomination Committee

In 2006, the Remuneration and Nomination Committee consisted of 4 directors: Ms Brigitte Bourgoin (President), Messrs Jan Steyaert, Eric Dekeuleneer and Philippe Delaunois.

The mission of this committee is to assist the Board of Directors in setting the remuneration of the Company's senior management (the Chairman, directors, the Managing Director and individuals reporting directly to them) as well as assist the Board of Directors in relation to nominations for, or re-election of, members of the Board of Directors.

The Remuneration and Nomination Committee met 5 times in the course of 2006.

All members participated in the meetings held on 23 March 2006, 18 April 2006, 24 May 2006, 8 November 2006 and 7 December 2006.

In 2006, the Remuneration and Nomination Committee examined the staff bonus schemes, the remuneration of members of the "Management Committee", the discounted stock purchase plan (DSPP 2006), the remuneration policy of the company and the results of the satisfaction survey of personnel. The Remuneration and Nomination Committee also examined extension of mandates that were expiring at the end of the General Meeting of 3 May 2006 and the proposal to nominate a new independent director (Ms Christina von Wackerbarth).

••• The Executive Committee

The Board of Directors has set up an Executive Committee. The extent of the powers and the operation of the Executive Committee were determined by an internal regulation. Certain important matters expressly listed in this regulation (such as the drawing-up of the annual budget, decisions involving a major amendment to the budget, nomination of directors and other matters of similar magnitude) require prior consultation of the Executive Committee by the "Management Committee".

In the course of 2006, this Committee consisted of 5 directors: Mr Jan Steyaert (Chairman), Ms Brigitte Bourgoin, Messrs Tim Lowry and Philippe Delaunois as well as the Company Sparaxis (represented by Mr Eric Bauche).

The Executive Committee met 5 times in the course of 2006.

All members participated in the meetings held on 23 March 2006, 5 September 2006 and 19 October 2006. Ms Bourgoin, Messrs Steyaert, Delaunois and Bauche (representing the Company Sparaxis) participated in the meeting held on 24 January 2006. Messrs Steyaert, Delaunois and Lowry participated in the meeting held on 21 June 2006.

In 2006, the Executive Committee dealt in particular with the following matters:

- the Company's results;
- development and Company outlook;
- convergence and new technologies;
- new investments;
- the replacement of equipment;
- progress of the UMTS project;
- project of network outsourcing.

••• The Governance Supervisory Committee

This committee is an ad hoc committee set up end of December 2004, following the publication of the new *Code de Gouvernance d'Entreprise*, in order to monitor developments in relation to corporate governance and to ensure their implementation at Mobistar.

This committee consisted of 4 directors in 2006: Messrs Eric Dekeuleneer (Chairman), Jan Steyaert, Tim Lowry and the Company Wirefree Services Belgium (represented by Mr Aldo Cardoso).

The Governance Supervisory Committee met once in the course of 2006. All members participated in the meeting held on 14 September 2006.

In 2006, the Governance Supervisory Committee has focused mainly on the update of the Corporate Governance Charter and of the Code of Conduct concerning dealings in securities.

4. The remuneration of directors

As required by the Belgian *Code de Gouvernance d'Entreprise*, the Company has decided to publish the remuneration of the Managing Director and the (global) remuneration of the Management Committee.

••• Managing director

• basic remuneration (gross annual salary):	EUR 361,125
• variable remuneration (at target):	EUR 180,563
• other elements of remuneration:	
- fees specific to the employer:	EUR 6,156
- insurance:	EUR 136,394
- other:	EUR 97,352

••• Management Committee (except for the managing director)

On a global basis:

• basic remuneration (gross annual salary):	EUR 1,188,023
• variable remuneration (at target):	EUR 454,498
• other elements of remuneration:	
- fees specific to the employer:	EUR 36,144
- insurance:	EUR 268,521
- other:	EUR 92,019

Neither the Managing Director nor the members of the Management Committee have received warrants or stock options in the course of 2006. A discounted stock purchase plan (DSPP 2006) has been implemented and launched in April 2006. Under the DSPP, managers had the opportunity to purchase shares at a discounted price (a discount of 16.67% of the stock exchange quotation subject to a two-year freeze). A total of 150,750 shares have been purchased under this scheme.

5. Day-to-day management

Mr Bernard Moschéni was appointed director on 26 July 2004 and has occupied the position of Managing Director since 1 October 2004.

Following the meeting on 24 July 2003, the Board decided not to take advantage of a possibility under the law and the Articles to delegate certain powers to a management committee.

In order to assist the Managing Director in the exercise of his day-to-day management responsibilities, a "Management Committee" meets in principle on a weekly basis. With the exception of Mr Bernard Moschéni (Managing Director of the Company), each member of the "Management Committee" heads a department within the organisation.

The following are members of the "Management Committee":
Bernard Moschéni (Managing Director)
Bernard Buyat (Head of Information Technology and Network)
Erick Cuvelier (Head of Marketing)
Paul-Marie Dessart (Secretary General)
Benoît Scheen (Chief Commercial Officer)
Chris Van Roey (Head of Communication)
Martine Verluyten (Head of Finance, Quality and Supply Operations) till 31 May 2006
Werner De Laet (Head of Finance) since 1 June 2006
Olivier Ysewijn (Head of Corporate Development and Strategy)

Members of the "Management Committee" are considered as members of the executive management for the purposes of the Belgian *Code de Gouvernance d'Entreprise*.

The members of the "Management Committee" perform their duties on the basis of employment contract signed with the Company. No notice period is agreed upon between the Company and the members of the "Management Committee".

6. Surplus allocation policy

The Company confirms that it intends to follow an attractive dividends policy while taking into account financial and legal constraints.

In this context, article 617 of the Companies Code is relevant. Specifically, it provides that "*no distribution may be made when, at closing of the previous financial year, net assets shown in the annual accounts are, or would become following such a distribution, less than the total paid-up capital or, if higher, called-up capital, plus all reserves that the law or the Articles do not allow to be distributed*". Apart from this provision, the Company is not subject to any restrictions with regard to its distribution policy.

7. Contractual relationships with directors and managers

Conclusion of any contract or transaction between a Board member or a member of the executive management and the Company is subject to the prior approval of the Board after the Audit Committee has been informed and consulted. Such a contract or transaction must be concluded at arm's length under the market conditions prevailing at the time. Prior approval of the Board is required even where article 523 of the Companies Code is not applicable to the foreseen transaction or contract. However, services provided by the Company within the general framework of its activities under normal market conditions (i.e. a normal "customer" relationship) are not subject to such prior approval.

8. Transactions involving Company securities

The Board has drafted a set of rules relating to transactions involving shares or other financial instruments issued by the Company and effected by Board members, members of the executive management and other specified individuals on their own account ("Code of Conduct").

The Board has appointed a *Compliance Officer* who will ensure that the individuals referred to above apply these rules. Currently, Mr Paul-Marie Dessart has the role of *Compliance Officer*.

If a Board member or a member of the executive management intends to acquire or assign financial instruments (whether directly or indirectly), he must inform the *Compliance Officer* in writing at least three working days prior to the foreseen transaction and in any event prior to completing the transaction. The concerned individual must confirm without delay that he or she does not possess any privileged information.

If the transaction proceeds, the Board member or member of the executive management must inform the *Compliance Officer* immediately in writing and provide him with evidence of the transaction, which must include the number of financial instruments involved, the price and, where applicable, other terms applicable to the said transaction.

As at 31 December 2006, all directors held 31,814,606 shares, as compared to 31,767,056 shares on 31 December 2005. These numbers include shares held by legal entities directors and their permanent representatives. It is necessary to note that out of the total number of shares, 31,753,100 shares are held by Wirefree Services Belgium, the majority shareholder and director of the company.

All of the members of the "Management Committee" (with the exception of the CEO who is also a director) held 72,754 shares on 31 December 2006, as compared to 24,994 shares on 31 December 2005.

Details of the share transactions (and securities transactions attached to the shares) is published on the web site of the CBFA (www.cbfa.be).

9. Relations with and between shareholders

The Company has been informed that the last two signatories of the Shareholders' Agreements (i.e. Wirefree Services Belgium and Telindus Group) have cancelled these agreements with effect from 6 February 2006.

Mobistar is not aware of existence of any shareholder agreements or any other agreements between shareholders.

Shareholders' structure as at 31 December 2006

Mobistar' shareholders	Number of shares	Capital Percentage
Wirefree Services Belgium(1)	31,753,100	50.17%
Telindus Group(1)	2,921,182	4.62%
Others (free float)	28,615,639	45.21%
Total numbers of shares(2)	**63,289,921**	**100%**

(1) Figures based on the declaration of transparency of 30 December 2003.

(2) At the end of 2006, a total of 1,831 warrants were still in circulation; each warrant entitles the holder to subscribe to a Mobistar share on payment of a price on exercise of that right of EUR 32.55.

1. Key events in the activity of the Mobistar group

••• Evolution of the market

According to Mobistar's estimates, the mobile telephony market grew by 5.4% in 2006. The penetration rate for the Belgian market reached 91.1% compared with 83.9% at the end of 2005[1].

With 3,139,224 active customers at the end of 2006, compared with 2,912,806 at the end of 2005 (+7.8%), Mobistar consolidated its position on the Belgian market with a 33% market share. The market share for postpaid customers reached 40% for the first time ever. The growth in the number of customers does not take account of the growth in Machine-to-Machine cards, the sales of which increased from 49,996 at the end of 2005 to 67,328 at the end of 2006.

Thanks to customer loyalty packages, the "churn" rate (the proportion of customers who leave Mobistar in the course of the year compared with the average customer base) decreased from 27.7% to 20.7% between 2005 and 2006. Mobistar benefited from a net transfer of 92,676 customers on the basis of number portability, principally in the contract segment.

With an increase of 341,881 customers, the number of contract customers reached 51.4% of the total customer base at the end of 2006, compared with 43.6% at the end of 2005, and 35.4% at the end of 2004. This excellent growth is due to the active policy of migrating our customers onto contract packages and to the success of our BestDeal package, launched in February 2006. The proportion of business customers has seen remarkable growth, increasing from 15% to 17.3%, owing chiefly to the very good results achieved through acquisitions, with more than 108,000 new customers.

••• Development of offers and services

In terms of communication, our ambition has not changed: to make Mobistar Belgium's preferred brand. Our position, focused on the customer rather than the price or the product, remains our chief differential factor with regard to our competitors. We want to give our customers the confidence that they have made the right choice.

From February 2006, Mobistar has evolved its contract products portfolio in 4 main directions:

- inclusion in the tariff of calls to all networks,
- decreasing tariffs according to consumption,
- simplification of packages,
- innovation in the form of BestDeal, the first no-obligation contract package on the Belgian market. For 5 euros per month, the customer has the benefits of a prepaid card at a competitive price, as well as the comfort of a subscription.

In the same period, the launch of Tempo Music, which gives exclusive access to the Universal Music catalogue and includes 300 free SMS in a month every time credit is topped-up, has seen a great deal of success among young people. Based on the same principle (30 free minutes for every top-up), Tempo Essential was also largely subscribed to by customers.

In 2006 Mobistar developed an active policy of partnerships with:

- Universal Music Mobile for Tempo Music,
- Telenet in the context of an MVNO (Mobile Virtual Network Operator) which allowed them to offer combined fixed-mobile-ADSL packages, while Mobistar customers are now able to use Telenet's WiFi hotspots; end 2006, more than 13,000 Telenet customers used the Mobistar network,
- Euphony, in continuation of our exclusive partnership ("EuLikeIt" offer),
- and brand-sharing with Delhaize ("Mobile-plus"), etc.

The development of our data business was built around Orange World. Our new Tempo Music tariff structure capitalises on the portal, offering downloads at half price, while a music download service was launched in May, in partnership with a number of record companies.

Mobistar continued its convergence-centred strategy. Particular effort went into the professional market with combined landline and mobile solutions (One Office, Mobistar Professional, Business Everywhere, etc.): 40% of our new business customers opted for a unique package. In the corporate segment, significant new contracts were won and a dedicated portal was launched in February 2006.

Similarly, our ADSL development strategy remained focused on sales to our existing customer base. Thus half of new ADSL customers selected our ADSL Connect package, without a Belgacom subscription, chiefly through distance sales channels and the Mobistar Center. Our 10-year anniversary promotion, launched in September, with a 50% discount for 12 months, allowed us to accelerate sales with 8,778 activations during the period of the promotion.

Mobistar chose to reiterate the successful end of 2005 promotion with 1,000 free minutes or SMS in June and December 2006. This promotion allowed us to boost contract sales during those months.

In August Mobistar relaunched its loyalty programme with a view to offering free minutes on the Mobistar network, or free SMS

(1) The 2005 penetration rate is based on population statistics from December 2005 published by the INS (National Statistics Institute) in 2006.

to all operators, to customers who extended their contract. This programme is part of our strategy of offering our customers more for the same price, rather than giving discounts on our prices.

••• Distribution

Mobistar continued its distribution strategy in 2006. The primary lines for development are still based on 4 main principles in the frame of the DNO project (Distribution Network Optimisation):

- redimensioning of the distribution landscape in order to increase our presence (regional implantations and partnerships),
- segmentation of each point of sale according to its sales potential,
- increasing emphasis on exclusive distribution (Mobistar Center, distance selling, online sales, etc.),
- increasing the proportion of sales in open distribution for those packages generating a significant volume, whilst rationalising the remuneration policy for our partners. Our BestDeal package reaped great benefits from this strategy.

Development of the network of exclusively owned Mobistar shops continued with the opening of 7 new shops in 2006, which brings the total number to 12. The network of Mobistar Center was rationalised. The operator had 127 Mobistar Center at the end of 2006.

In order to enable Mobistar to achieve its objective in its business customer base segment, the exclusive distribution network and the direct sales were reinforced. This policy of proximity, initiated in 2005, has enabled significant contracts to be signed with businesses such as Daimler-Chrysler, InBev, Caterpillar, ING and Winterthur.

New sales channels have been developed through two teams: one dedicated to selling traffic capacity, including MVNOs, and the other focusing on developing online sales.

••• Network development

Thanks to the complete update of the network realised with Nortel Networks in 2005, Mobistar continued its deployment strategy in 2006 with a view to reinforcing "deep indoor" coverage and, above all, to enabling rapid and low-cost expansion of 3G (chiefly UMTS).

UMTS coverage reached 45% of the population at the end of 2006, in accordance with the restrictions imposed by the regulator. In addition to increased density in the Antwerp and Brussels regions, already covered in 2005, UMTS was rolled out in Liège and Ghent. Mobistar remains the only operator in a position to offer high speed mobile access on the entirety of its network thanks to its complementary EDGE and UMTS networks, with more than 99% of the population covered.

Anticipating the increasing demand for data transfer, particularly for our business customers, Mobistar moved quickly to install HSDPA (High Speed Downlink Packet Access) technology, which is an evolution of UMTS allowing three-times greater speeds. HSDPA technology is available right across Mobistar's 3G network.

In 2006, Mobistar updated certain of its technical platforms, including the IN (Intelligent Network) platform, to underpin prepaid packages and services in years to come. A new voice over IP (Internet Protocol) platform was established in 2006 in preparation for the development of VoIP (Voice over IP) offers.

The network core was subject to a major overhaul with the start of NGN (Next Generation Network) technology deployment, which will permit evolution towards completely convergent services whilst still maintaining traffic growth, particularly given the success of the promotional offers (1,000 free minutes, etc).

In 2006, Mobistar continued deployment of its unbundled network in order to allow ADSL customers to cease paying a subscription to the historical operator: 50% of new ADSL customers chose this option.

The partnership strategy was reinforced, chiefly with the support of France Télécom group, but also with foreign partners. Studies were launched to analyse opportunities for outsourcing part of our technical activities so as to guarantee flexibility, access to the best technologies and optimised costs.

The Mobistar network consists of 3,312 sites at the end of 2006, including 1,125 sites shared with other operators. This represents 8,968 cells, which is 542 more than at the end of 2005.

••• Significant market power

Since 21 January 2003, the Belgian Institute for Postal Services and Telecommunications (BIPT) has considered Mobistar to be a "significant market power operator" on the mobile public networks market and on the national interconnection market. This status has direct consequences in terms of wholesale tariffs being oriented towards production costs, non-discrimination and transparency of retail tariffs.

In 2005, the BIPT took the initiative to create a cost model relating to the orientation of the terminating rates of the three mobile operators active on the Belgian market. Mobistar offered its full cooperation to the project by providing the BIPT with all the information requested and by clarifying the company's point of view so that this model best reflects the situation on the Belgian market.

Following these analyses and discussions, the BIPT's decision, taken in September 2006, led to a generalised 16.4% reduction in

MTR rates for the 3 Belgian operators. For Mobistar, the average rate decreased to € 0.1333 from the 1st November, compared with € 0.1595 previously. A further decrease is anticipated from the 1st May, 2007.

The BIPT plans to align call termination rates between Proximus and Mobistar from 2008.

Orange Group, of which Mobistar is part, adopted the code of conduct between European operators, which aims to lower the cost of international communications and roaming. In this context, Mobistar launched, in June 2006, the Traveller Advantage tariff, which offers price reductions of up to 28%. Furthermore, Mobistar continued its alliance with France Télécom Group and Freemove in order to extend its roaming agreements at affordable prices. As from October 2006, Mobistar has also decreased its inter-operators tariffs (IOT) for roaming calls in Europe.

Mobistar chose to contest the price demanded by the historical operator regarding universal service, particularly in view of the method used to calculate it, which according to Mobistar does not accurately reflect the costs.

••• Subsequent events

Mid-January 2007, Mobistar finished its brand refresh with the launch of a new visual identity, based, among other things, on a new logo.

In order to underpin cost containment, Mobistar's Board of Directors endorsed, on 6th February 2007, the choice of Ericsson to sub-contract part of Mobistar's network activities.

2. Comments on the consolidated accounts prepared according to IFRS standards

The consolidation scope encompasses the company Mobistar S.A. as well as 50% of the temporary joint venture 'Irisnet' which consists of equal shares held by France Télécom S.A. and the company Telindus S.A. Mobistar S.A. does not have formal voting rights in the joint venture but considers control to be jointly exercised with its partner Telindus S.A. and assumes the risks and rewards entailed therein.

••• Income statement

For the year 2006, the group recorded a consolidated net profit of € 299.5 million, an increase of 10.8% on the figure of € 270.3 million recorded in the previous year. The free cash flow generated after a tax expense of € 142.1 million, a distributed dividend of € 151.9 million and a share capital reimbursement of € 101.2 million, was € 13.4 million compared with € 199.1 million in 2005, a year in which no share capital reimbursement was made.

Consolidated turnover increased by 6.6% from € 1,451.1 million in 2005 to € 1,546.8 million in 2006. Service revenue increased by 6.5%, rising from € 1,404.3 million to € 1,496.1 million. Revenue from the sale of equipment, in particular GSM terminals, showed an increase of 8.3% to € 50.7 million against € 46.8 million in 2005.

Turnover from mobile activity increased by 7.4% from € 1,360.9 million to € 1,462.2 million. As for turnover from fixed activity, this decreased by 6.2%, from € 90.2 million to € 84.6 million. This decrease is due to the low revenues reported in the fixed voice traffic re-sale activity.

The 7.8% increase in the number of active customers contributed significantly to the increase in turnover achieved in mobile telephony. This rise is principally attributable to postpaid activity (+26.9% or +341,881 customers) in both business and residential segments. This was sustained by number portability amongst mobile telephony operators, by an attractive portfolio of offers (particularly BeastDeal), as well as by the effectiveness of the various distribution channels. Postpaid customers now represent 51.4% of the total mobile customer base. These migrations combined with the increasing competition resulted in a decrease in the prepaid segment (-7%).

In line with the decision of the BIPT that finalised in 2006 its analytical cost model, Mobistar reduced its mobile terminating rates (MTR), in November 2006, by 16.4% for the calls of other operators to its network.

Essentially thanks to the efforts to increase the "contract" customer base and to develop the usage, the ARPU (Average Revenue Per User) continued to rise reaching € 38.75 per month per active customer, a year-on-year increase of 1.9%. Postpaid ARPU decreased from € 62.7 to € 57.5 because of the tariff pressure on the business segment, the impact of MTR decreases and the profile of the new postpaid customers. At the same time, prepaid ARPU remained at € 17.5 thanks to a major increase of usage, in particular with the Tempo Music and Tempo Essential offers.

With regard to Mobile Data activities, total net revenues from mobile data transmission, after deducting payments due to partners, amounted to 14.1% of mobile telephony turnover.

The SMS applications generated a net turnover of € 198.8 million against € 181.2 million in 2005. The number of SMS sent by our customers increased due to the launch of innovative offers such as Tempo Music and postpaid offers with free bundles. There was also remarkable growth in the number of SMS sent by our customers from foreign networks, with the turnover doubled.

Growth in mobile data was boosted by the diversification of applications and the growing penetration of the market by multimedia phones. Mobistar has taken an active part in the distribution of this type of terminal. New sources of revenue were developed, in particular in the Business segment with the Business Everywhere offers and the increased penetration of Blackberry applications.

Other operating revenue totalled € 27.8 million in 2006, compared with € 28.8 million in 2005. This revenue comes predominantly from the cross-charging of services provided to the Orange group and from information supplied to the judicial authorities. In 2005, a capital gain of € 2 million had been recorded on the disposal of tangible assets as part of the project to update radio equipment on the mobile network.

The efficient and continuous control of the overhead costs makes it possible to maintain their growth on a level lower than that of the turnover.

Operating expenses increased by 5.3% from € 1,076.8 million in 2005 to € 1,133.8 million in 2006.

The interconnection costs increased slower than the turnover, namely € 347.9 million in 2006 against € 332 million in 2005, in particular following the reduction of the interconnection tariffs that took place in November 2006 following a decision of the Belgian Institute for Postal Services and Telecommunications applicable to the three Belgian operators.

Costs of equipment and goods sold recorded an increase of € 13.1 million reaching € 155.8 million at the end of 2006 as a result of the growth in the number of leased lines linked to the development of the ADSL activity and in the operating expenses connected to the increased number of sites on the network.

On the other hand, the cost of services and other goods sold increased by € 15.4 million reaching € 305 million due to the combined effect of changes in the remuneration of the distribution channels (associated with increased sales of contracts) and Mobistar's significant share in the costs of the universal service as it was calculated by the regulator. Both the method of calculation and the result which followed from this were contested by Mobistar as they do not reflect the real costs of the universal service.

Employee benefits expenses recorded an increase of € 4.9 million, with a stable level of manpower as compared to 2005, as a result of the annual wage increases and indexation, a lower amount of terminal pay, the granting in 2006 of a profit sharing bonus and the cost of the discounted share pay plan granted to the employees during the exercise.

Depreciation, amortisation and impairment on intangible and tangible assets remained stable at a total of € 173.8 million at the end of 2006, compared with € 172 million in 2005.

The change in other operating charges is essentially due to an increase in the cost of the local taxes on the masts and GSM antennas and to an increase of the provisions for doubtful trade receivables in line with the development of activities.

The group's result of operating activities rose from € 403.1 million in 2005 to € 440.8 million for the year in question, an increase of 9.4%.

The performance for the year was reflected in an increase of 12% in the operating income from mobile segment, which rose from € 400.4 million in 2005 to € 448.4 million in 2006.

The contribution of the fix segment to the Mobistar group's result of operating activities was € -7.6 million in 2006, compared with € 2.7 million in the previous year. Mobistar group's result of operating activities was adversely affected by a decrease in revenues coming from the resale of traffic fix voice.

In 2006, finance income amounted to € 2.1 million and finance costs to € 1.4 million, a significant reduction compared to 2005 (€ 11.6 million) a year in which the anticipated repayment of the long-term loan granted by the France Télécom group and the close out of related hedge financial instruments took place.

For the year 2006, the operator posted a net profit of € 299.5 million, up by 10.8% after a tax expense of € 142.1 million. The basic earnings per share as well as the diluted earnings per share rose by 10.5% to reach € 4.73.

The General Shareholders' Meeting held on 3 May 2006 endorsed the proposal made by the Board of Directors to distribute on one hand a gross dividend of € 2.40 per ordinary share for the 2005 financial year, representing a total of € 151.9 million and, on the other hand, to carry out a share capital reimbursement of € 1.60 per share, i.e. a total of € 101.2 million.

As regards the 2006 financial year, the Board of Directors will propose, at the next General Shareholders' Meeting to be held on 2 May 2007, to distribute an ordinary dividend of € 2.70 per share and an extraordinary dividend of € 1.80 per share, i.e. a total of € 284.8 million.

••• Balance sheet

The consolidated balance sheet total was € 1,117.8 million at the end of 2006, a level comparable to the level recorded at the end of the previous exercise, namely € 1,120 million.

Non-current assets were € 827.8 million at the end of 2006 compared with € 841.5 million at the end of 2005 and consisted of the following elements:

- Goodwill of € 10.6 million resulting from the acquisition of Mobistar Affiliate S.A. in 2001. This goodwill is entirely allocated to the mobile segment and, because its recoverable value exceeds its carrying amount at the end of the year, no impairment loss was recorded.
- Intangible assets posting a net value of € 325.3 million at the end of 2006 compared with € 358.7 million at the end of 2005. The useful lives of intangible assets were reviewed during the year and remained unchanged as compared to 2005.
- Tangible assets totalling € 491.2 million at the end of the 2006 financial year compared with € 465 million recorded at the end of the 2005 financial year. The useful lives of tangible assets were also reviewed during the year and remained unchanged as compared to 2005.
- Net deferred tax assets, relating essentially to investments tax credits, to the temporary differences resulting from the consideration of borrowing costs and the costs of development of intranet sites, as well as the income related to the free minutes of traffic granted to the subscribed customers, amounted to € 0.6 million at the end of 2006 and € 7.1 million at the end of the previous year.

Current assets increased from one year to the next, passing from a total of € 278.5 million at the end of 2005 to € 289.9 million at the end of 2006. They consist of the following elements:

- Inventories of goods amounting to € 7 million, in other words an increase of € 1.2 million compared with the end of 2005.
- Trade receivables (€ 166.2 million at the end of 2006 compared with € 169.4 million at the end of 2005) and accrued revenue (€ 33.1 million at the end of 2006 compared with € 23.3 million at the end of 2005).
- The other current assets decreased from € 25.3 million at the end of 2005 to € 15.6 million at the end of 2006, following a decrease of the VAT advance paid on transactions for the month of December 2006 and, to a lesser extent, a decrease on deferred charges.
- Cash and cash equivalents amounting to € 68 million at the end of 2006, in other words an increase of € 13.4 million since the end of the 2005 financial year. The cash flow statement gives details of the flows that gave rise to this trend.

Equity increased by € 47.6 million during the 2006 financial year, rising from € 716.2 million to € 763.8 million:

- In total, the share capital and share premium decreased by € 100.7 million during 2006 following the exercise of 16,266 share options by staff members (€ 0.5 million) and the reimbursement of the subscribed share capital in accordance with the decision of the General Shareholders' Meeting held on 3 May 2006 (€ 101.2 million).
- The legal reserve increased by € 14 million following the enforcement of the legal rule requiring that 5% of the profit for the year be allocated to this heading of equity, after deduction of any losses carried forward.
- In relation to the discounted share pay plan scheme that Mobistar offered to staff members in September 2005, a balance of 15,614 treasury shares valued at € 1 million remained at the end of the 2005 financial year. These treasury shares have been resold on the market at the beginning of 2006, generating a € 0.1 million loss.
- A new discounted share pay plan scheme was offered in 2006 and was sold to the members of the personnel at a discounted price. Capital loss carried out amounts to € 1.6 million while the fair value of the employee benefits amounts to € 1.9 million.
- Other than the capital loss carried out on its own shares and the fair value of the discounted share pay plan 2006, the change in retained earnings, which increased from € 238.4 million to € 371.6 million, is the result of the net profit of the period after appropriation to the legal reserve (€ 285.6 million), payment of the dividend 2005 (€ 151.9 million) and costs of equity transactions (€ 0.7 million).

Non-current liabilities consist of commercial debts payable after more than one year (€ 1 million in 2006), the long-term provisions intended to cover litigations (€ 5.3 million in 2006 and € 4.4 million in 2005) and the costs of dismantling network sites and refurbishment of rented buildings (€ 7.7 million in 2006 and € 6.6 million in 2005).

Current liabilities decreased by € 52.8 million, passing from € 392.8 million at the end of 2005 to € 340 million at the end of 2006:

- Short-term borrowings, linked to the activity of the temporary joint venture 'Irisnet', remain unchanged at € 2.4 million.
- Outstanding trade payables recorded a decrease of € 33.3 million at the end of the year, a temporary high outstanding balance recorded at the end of 2005 being mainly due to the capital expenditure incurred in the programme to update radio equipment on the network and the implementation of EDGE technology.
- The liabilities resulting from employee benefits decreased by € 6.3 million, passing from € 38.1 million at the end of 2005 to € 31.8 million at the end of 2006, due to group insurance premiums not invoiced on the balance sheet date in 2005 and a reduction in the provision on performance bonus in 2006.
- The increase in current taxes payable is the result of the difference between the tax expense for the period, namely € 135.6 million, and the anticipated tax payments amounting to € 117 million.
- Deferred income decreased by € 31.9 million to reach € 44.4 million at the end of the year, as a result of the revenue recognition for free airtime minutes delivered to postpaid customers (€ 15 million at the end of 2006 against € 2.2 million at the end of 2005) and significant deliveries of prepaid cards into distribution during the month of December 2005.
- Other payables increased by € 0.7 million to stand at € 1.1

million due to the remainder of the dividend 2006 still to be paid out at the end of the financial year.

••• Financial instruments, financial risk management objectives and policy

Mobistar's principal financial instruments comprise bank and inter-company loans, overdrafts, cash at bank and short-term bank and inter-company deposits. The main purpose of these financial instruments is to raise finance for Mobistar's operations. Mobistar has also various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Since the introduction of the euro, Mobistar's exposure to the foreign currency risk being minor, no forward currency contract or any other currency risk related financial instrument has been implemented.

It is to be noted that Mobistar's policy does not allow trading in financial instruments.

As a consequence of the above, the main risks arising from Mobistar's financial instruments are the credit risk and liquidity risk:

> **Credit risk:** Mobistar trades only with recognised, creditworthy third-parties. It is Mobistar's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, trade receivable balances are monitored on an ongoing basis.

> **Liquidity risk:** Mobistar's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans and inter-company loans.

3. Comments on Mobistar S.A.'s 2006 annual accounts prepared according to Belgian accounting standards

••• Income statement

Turnover for the year 2006 reached € 1,557.1 million, an increase of 5.6% on the figure of € 1,474.4 million recorded in the previous year. This growth should be put into perspective taking into account the factors cited above.

Produced fixed assets, including IT development costs and research and design costs for the new sites required for network deployment, totalled € 8.8 million for the 2006 financial year, *compared with € 9.2 million for the 2005 financial year.*

Other operating income reached € 31.5 million, comparable with the € 33.5 million posted in 2005. This income comes principally from the revenues from the cross-charging of services provided to the Orange group, from the revenues from the cross-charging of sites shared with other operators and from the revenues generated from information supplied to the judicial authorities. In 2005, a capital gain of € 2 million was recorded on the disposal of tangible assets as part of the project to update radio equipment on the telephony network.

Operating charges, whose rate of growth is lower than the rate of turnover, remain well under control. These rose to € 1,179.2 million, an increase of 5.1% compared with the figure of € 1,121.8 million recorded in 2005, and can be broken down as follows:

- Purchases and supplies totalled € 528.7 million, mainly consisting of interconnection costs (65.8% of the total, compared with 66.8% in 2005). The balance consists mainly of the costs associated with the operation of the technical network, leased lines and the cost of GSM and SIM cards sales.
- Services and other goods achieved a total of € 306.2 mil*lion compared with € 291.4 million in the previous year. This* increase is due essentially to the increase in the commissions due to distribution channels, associated with the favourable development of the customer base, Mobistar's share in the costs of the universal service as it was calculated by the regulator. Both the method of calculation and the result which followed from this were contested by Mobistar as they do not reflect the real costs of the universal service.
- Remuneration, social security costs and pensions collectively totalled € 140.9 million compared with € 137.3 million in the previous year. In 2006, the average number of employees remained stable as compared to 2005 and the moderate growth of expenses is explained by the remuneration increases and indexation, a lower amount of terminal pay and the grant of a profit sharing bonus during the period.
- Depreciation of and impairment on formation expenses, on intangible and tangible fixed assets, amounted to € 186.5 million for the 2006 year compared with € 184.2 million in 2005. The useful lives of intangible and tangible assets were reviewed in 2006 and remain unchanged compared with 2005.
- Amounts written off of stocks and trade receivables increased to € 4.8 million in 2006, an increase of € 3.1 million, mainly as a consequence of the increase in the communal and provincial taxation of the pylons, masts and GSM antennas. The allowances to cover the debt in respect of municipal and provincial taxes charged and disputed (see paragraph on disputes) increased to € 20 million at the end of 2006 compared with € 14.9 million at the end of the previous year.
- Provisions for liabilities and charges in relation to various disputes totalled € 0.9 million as in 2005.
- Other operating charges totalled € 11.2 million in 2006, com*pared with € 9.1 million in 2005, an increase resulting mainly* from the write-off in respect of trade receivables for which allowances for doubtful debts had been made in previous financial years.

Operating profit for the financial year was € 418.1 million, an increase of 5.8% on the figure of € 395.3 million recorded in 2005.

Financial income generated during the year amounted to € 2.6 million, a decrease compared to the € 4.2 million realised in 2005.

Financial expenses for the year amounted to € 4.8 million, including a capital loss of € 1.6 million realized within the framework of the discounted share pay plan granted to the members of the personnel during the period. This represents a significant reduction compared to the financial charges (€ 12.3 million) recorded during the previous financial year when the anticipated repayment of the long-term loan granted by the France Télécom group as well as the close out of the associated interest rate swaps took place.

No extraordinary income and charges have been recorded in 2006 whereas a loss of € 1 million had been recorded in 2005 to cover the permanent loss of a claim over its liquidated subsidiary Mobistar Corporate Solutions S.A.

At the end of the year, Mobistar S.A. declared a profit for the period before taxes of € 415.9 million, an increase of 7.7% compared with the figure of € 386.2 million recorded in 2005. The estimated income tax expenses for the year 2006 was € 135.6 million, of which € 117 million had been paid through advance payments of tax.

Mobistar S.A. posted a profit for the period after taxes of € 280.3 million for the 2006 financial year compared with € 262.5 million for the previous year, an increase of 6.8%.

The Board of Directors will recommend to the General Shareholders' Meeting that the profit be appropriated as follows:

	€ million
• Profit for the period available for appropriation	280.3
• Prior year profit carried forward	120.0
• Profit to be appropriated	400.3
• Transfer from the treasury share reserve	1.0
• Transfer to the legal reserve	14.0
• Ordinary dividend 2006 - € 2.70 per share	170.9
• Extraordinary dividend 2006 - € 1.80 per share	113.9
• Profit to be carried forward	102.5

••• Balance sheet

The company's balance sheet total was € 1,140.7 million compared with € 1,148.9 million recorded in the 2005 financial year.

The capital expenditure in intangible and tangible assets, made during the year amounts to € 166.2 million, reflecting a return to a normal level of activity after having invested a net amount of € 201.1 million in 2005, mainly in updating the radio equipment and the implementation of EDGE technology.

Intangible and tangible assets are broken down as follows:

- Intangible assets represented a total of € 353.2 million. These relate essentially to GSM and UMTS licences and the related IT developments, and to the net value of goodwill of € 24.9 million which is broken down as follows:
  - Goodwill of € 60.1 million resulting from the acquisition, in 2003, of all of the assets of Mobistar Corporate Solutions S.A., amortised over 5 years. The net value of goodwill was € 24.1 million at the end of the year.
  - Merger goodwill of € 1.4 million accounted for in accordance with Article 78, § 7, a of the Royal Decree of 30 January 2001 following the merger by absorption into Mobistar S.A. of its subsidiary Mobistar Affiliate S.A. on 4 May 2005, with retroactive effect from 1 January 2005. The net value of merger goodwill, amortised over 5 years, was € 0.8 million at the end of the year.
- Tangible assets represented a total of € 488.8 million. These relate to network infrastructures, telephony equipment and added-value services.

Current assets increased by € 12.1 million to stand at € 298.5 million at the end of the 2006 financial year. This result is essentially due to an increase in the level of stocks of goods (€ +1.2 million), a decrease in trade receivables (€ -1.7 million), a decrease in other receivables (€ -6.7 million) stemming principally from the VAT advance paid on transactions in the month of December 2006, resale of the treasury shares remaining at the end of the previous period (€ -1 million), an increase in cash and cash equivalents (€ +13.4 million) and, finally, an increase in deferred charges and accrued income (€ +6.9 million).

The Remuneration Committee of Mobistar S.A. decided in April 2006 to grant to the managers of the Company a discounted share pay plan. To achieve this, Mobistar S.A bought a total of 150,750 of its own shares on the market at an average unit price of € 60.47 and employees bought the entirety of them at a discount price of € 50.11 per unit. The subscription offer was open to the managers of Mobistar from the 12th to 21st April 2006. The capital loss of € 1.6 million realised on the securities sold was recorded under financial expenses for the year. The treasury shares remaining on the balance sheet at the end of 2005 were resold during the period and a capital loss of € 0.1 million was realized at this occasion.

As part of the warrants scheme offered to staff members in 2001, 16,266 warrants were converted into an equivalent number of ordinary shares during the 2006 year, of which 8,151 at the exercise price of € 34.15 and 8,115 at the exercise price of € 32.55, producing an increase in share capital of € 0.1 million and an increase in share premium of € 0.4 million. The number of warrants remaining at the end of the year was 1,831.

As far as equity is concerned, the share capital increased by € 0.1 million following the exercise of warrants referred to above and by € 20.7 million following the integration of share premium. The share capital was then reduced by € 101.2 million following a reimbursement to the shareholders as decided by the General Assembly of shareholders held on 3 May 2006. The legal reserve was increased to 5% of the profit for the year, in other words € 14 million. The unavailable reserve was liquidated following re-sale, on the market, of the remaining treasury shares at the end of 2005. The balance of the profit to be appropriated, after the 2006 dividend has been allocated (€ 284.8 million), was € 102.5 million.

At the end of 2006, equity totalled € 494.9 million and was made up of:

- share capital of € 356.7 million,
- share premium of € 0.4 million,
- legal reserve of € 35 million,
- profit carried forward of € 102.5 million,
- investment grants of € 0.3 million.

Trade payables, including those payable after more than one year, recorded a significant decrease of € 32 million, the end of 2005 balance including temporarily a significant amount of capital expenditure associated with the updating of radio equipment on the network and the implementation of EDGE technology.

Estimated tax liabilities increased by € 18 million, resulting from the difference between the tax expense for the period, namely € 135.6 million, and the anticipated tax payments amounting to € 117 million.

Other liabilities included dividends distributed to shareholders for the years 2006 (€ 284.8 million) and 2005 (€ 151.9 million) respectively.

Provisions and liabilities at the end of 2006 amounted to € 654.8 million and are broken down as follows:

- provisions for liabilities and charges totalling € 7.7 million compared with € 6.9 million at the end of the previous year,
- short-term liabilities amounting to € 578.6 million compared with € 466.5 million in 2005, broken down as follows:
  - trade payables: € 241.3 million compared with € 274.3 million in 2005,
  - taxes, remuneration and social security contributions: € 51.5 million compared with € 39.8 million in 2005,
  - other liabilities: € 285.8 million compared with € 152.4 million in 2005,
- accrued charges and deferred income totalling € 58.5 million, compared with € 75.4 million in 2005.

••• Disputes

Masts: Since 1997, certain municipalities and two provinces have adopted local taxes which provide for annual taxation on pylons, masts and antennae erected within their boundaries. These taxes are currently being contested before the Council of State and the Courts of First Instance (Tax Chamber).

Pursuant to a preliminary question raised by the Council of State to the European Court of Justice, the latter ruled in its decree dated 8 December 2005 that such taxes are not inconsistent with European law, inasmuch as they do not alter the conditions of competition between the historical operator and new operators on the market.

In its report dated 19 September 2006, the Council of State's representative concluded that, in the case of a claim filed against a particular municipality, violation of the principle of equal treatment among operators was justified.

Given the uncertainty concerning legal decisions to come, the total receivable amount of taxes charged, plus default interest calculated at the legal rate, amounts to € 20 million and is subject to a bad debt provision for the whole amount, of which € 5.1 million correspond to that financial year.

Terminating rates: A competitor challenged a decision of the BIPT which set Mobistar's terminating rates for a period of two years starting from 2003. Mobistar took part in the proceedings initiated against the BIPT in order to protect its interests. In June 2006, the Court of Appeal quashed the decision, but it was purely for formal reasons. Mobistar also initiated, as did Proximus and Base, an application for a quashing order against the regulator's decision of 11 August 2006, fixing the terminating rates of the three mobile operators for the 2006-2008 period. Mobistar contests, among other things, the fact that the decision imposes symmetry of terminating rates between Mobistar and Proximus from 2008 onwards and that the decision imposes non-discrimination and separate accounting obligations on Mobistar.

Mobistar has also taken part in the action brought by Base against Proximus. Base is seeking damages for **abuse of dominant position** in certain business segments. Mobistar supports this claim and is also requesting that an expert be appointed to determine the extent of the losses incurred. The dispute is pending before the courts.

The three operators active in Belgium have decided to challenge the BIPT's decision relating to the **portability cost** in the case of mobile number portability. Mobistar maintains that the price asked for the transfer of several numbers is too high and that paying this price is tantamount to subsidising the business activities of the dominant player. The European Court of Justice in Luxembourg, before which the issue was brought by means of a preliminary question, concluded in July 2006 that the regulator can fix maximum prices based on a theoretical cost model on condition that the prices are fixed according to costs and that consumers will not be dissuaded from using the portability facility. National litigation is still pending.

KPN Netherlands has sued Mobistar for the use of the **colour green as a brand**. KPN is asking Mobistar to stop using the colour green as the main (brand) color in all its correspondence. A first instance verdict was returned in favour of Mobistar. Mobistar can henceforth continue to use the colour green. KPN has lodged an appeal.

Mobistar is involved, together with other alternative operators, in a number of legal actions regarding the planned financial compensation system in relation to the provision of **social tariffs**. The following are contested: the Royal decree which establishes the terms and conditions of the compensation system, the regulator's decision which establishes the costing methodology, and the regulator's decision which makes it a rule to reimburse part of the cost of social tariffs. The operators are contesting the non-conformity of the system with the provisions of Community law, for which reason they have also lodged a complaint with the European Commission.

Mobistar was ordered in first instance to pay an **intermediation commission** in the framework of a contract of sale of traffic signed with a commercial partner. An expert was appointed in order to evaluate the commission claimed by the adverse party. Mobistar decided to appeal this judgment.

Mobistar has also a dispute pending before the Court of Cassation regarding Mobistar's locus standi to take legal action against the decisions made by the BIPT against Belgacom S.A. in relation to **local loop and bitstream unbundling**.

4. Trends

In 2007, Mobistar will continue to expand its simple and innovative range of products and services in order to remain even more responsive to the needs of its customers. Mobistar intends to consolidate its reputation as a highly commercial and innovative operator. In this context, Mobistar completely refreshed its brand, a process which started at the beginning of the year.

The operator also wants to further pursue its cost control objectives. On 6 February, the Board decided to sub-contract part of its network activities to Ericsson in the course of 2007. A collective agreement, guaranteeing the terms and conditions of employees transferred, has been concluded between unions and management. New measures will also be taken in order to reduce costs in all areas of business activity.

In a difficult market situation with unfavourable access conditions, Mobistar intends to maintain a qualitative ADSL offer for its customers. Various initiatives are envisaged in order to make an important improvement in the profitability of this activity in 2007.

The progress realized in 2006 by Mobistar on the Belgian market will continue in 2007 in all activities (residential and business). Mobistar should still increase its value share mainly because of its performance in the postpaid segment.

Nevertheless, the significant reduction in Mobile Terminating Rates that are imposed by the regulator (-36 % in 6 months) as well as the progressive decrease in roaming tariffs will penalize the evolution of the service revenues and of the net profit. In this context, while progressing significantly on its market, Mobistar remains cautious and foresees for 2007 service revenues and net profit down by 2 to 4% compared to 2006.

5. Justification of the application of the going concern accounting principles

In view of Mobistar's financial results in the course of the financial year which closed on 31/12/2006, the company is not subject to the application of article 96 (6°) of the Company Code relating to provision of evidence of the application of the going concern accounting rules.

6. Application of article 524 of the Company Code during the 2006 financial year

The procedure foreseen in article 524 of the Company Code has not been applied during the 2006 financial year.

Nevertheless, the Board of Directors entrusted the independent directors asking them to follow the inter-group transactions wherein Mobistar is involved.

7. Information concerning the tasks entrusted to the auditors

In the course of the 2006 financial year, the statutory auditor and linked companies provided services at a total cost of € 1,059,438 broken down as follows:

• audit services (including € 760,873 related to procedures performed for the purpose of the consolidated financial statements of France Télécom and invoiced to France Télécom):	EUR 1,035,873
• other related audit services:	EUR 10,000
• tax services:	EUR 13,441
• other non-audit services:	EUR 124

Annual accounts Mobistar S.A.

2006

••• Assets

	2006 in thousand €	2005 in thousand €
> FIXED ASSETS	842 202	862 562
II. Intangible assets (Note II)	353 184	398 843
III. Tangible assets (Note III)	488 831	463 530
A. Land and buildings	228 832	200 588
B. Plant, machinery and equipment	225 380	238 500
C. Furniture and vehicles	29 296	17 678
E. Other tangible assets	5 323	6 764
IV. Financial assets (Notes IV and V)	187	189
C. Other financial assets	187	189
2. Amounts receivable and cash guarantees	187	189
> CURRENT ASSETS	298 501	286 379
VI. Stocks and contracts in progress	6 992	5 843
A. Stocks	6 992	5 843
4. Goods purchased for resale	6 992	5 843
VII. Amounts receivable within one year	178 713	187 089
A. Trade debtors	175 059	176 744
B. Other amounts receivable	3 654	10 345
VIII. Investments (Notes V and VI)	66 350	54 345
A. Own shares		1 045
B. Other investments and deposits	66 350	53 300
IX. Cash at bank and in hand	1 589	1 224
X. Deferred charges and accrued income (Note VII)	44 857	37 878
TOTAL ASSETS	**1 140 703**	**1 148 941**

••• Liabilities

	2006 in thousand €	2005 in thousand €
> EQUITY	494 878	600 178
I. Capital (Note VIII)	356 680	437 158
A. Issued capital	356 680	437 158
II. Share premium account	440	20 671
IV. Reserves	35 038	22 069
A. Legal reserve	35 038	21 024
B. Unavailable reserves		1 045
1. In respect of own shares held		1 045
V. Accumulated profits	102 467	120 001
VI. Investment grants	253	279
> PROVISIONS AND DEFERRED TAXES	7 770	6 904
VII. A. Provisions for liabilities and charges	7 770	6 904
4. Other liabilities and charges (Note IX)	7 770	6 904
> AMOUNTS PAYABLE	638 055	541 859
VIII. Amounts payable after more than one year (Note X)	1 010	
B. Trade debts	1 010	
1. Suppliers	1 010	
IX. Amounts payable within one year (Note X)	578 564	466 502
C. Trade debts	241 315	274 349
1. Suppliers	241 315	274 349
E. Taxes, remuneration and social security	51 465	39 747
1. Taxes	19 623	1 598
2. Remuneration and social security	31 842	38 149
F. Other amounts payable	285 784	152 406
X. Accrued charges and deferred income (Note XI)	58 481	75 357
TOTAL LIABILITIES	**1 140 703**	**1 148 941**

income statement
presentation in vertical form

		2006 in thousand €	2005 in thousand €
I.	Operating income	1 597 351	1 517 111
	A. Turnover (Note XII, A)	1 557 056	1 474 437
	C. Produced fixed assets	8 780	9 185
	D. Other operating income (Note XII, B)	31 515	33 489
II.	Operating charges (-)	-1 179 228	-1 121 772
	A. Raw material, consumables	528 748	497 265
	1. Purchases	529 863	485 140
	2. Increase (-), decrease (+) in stocks	-1 115	12 125
	B. Services and other goods	306 203	291 394
	C. Remuneration, social security costs and pensions (Note XII,C2)	140 890	137 305
	D. Depreciation of and amounts written off formation expenses, intangible and tangible fixed assets	186 527	184 192
	E. Increase (+), decrease (-) in amounts written off stocks, contracts in progress and trade debtors (Note XII, D)	4 818	1 666
	F. Increase (+), decrease (-) in provisions for liabilities and charges (Note XII, C3 and E)	866	872
	G. Other operating charges (Note XII, F)	11 176	9 078
III.	Operating profit (+)	418 123	395 339
IV.	Financial income	2 573	4 171
	B. Income from current assets	1 985	3 121
	C. Other financial income (Note XIII, A)	588	1 050
V.	Financial charges (-)	-4 810	-12 338
	A. Debt charges (Note XIII, B and C)	317	8 370
	B. Increase (+), decrease (-) in amounts written off current assets other than mentioned under II. E. (Note XIII, D)	1 645	998
	C. Other financial charges (Note XIII, E)	2 848	2 970
VI.	Current profit before taxes (+)	415 886	387 172
VIII.	Extraordinary charges (-)		-975
	B. Amounts written off financial fixed assets		975
IX.	Profit for the period before taxes (+)	415 886	386 197
X.	Income taxes (-) (+)	-135 607	-123 667
	A. Income taxes (Note XV) (-)	-135 607	-123 667
XI.	Profit for the period (+)	280 279	262 530
XIII.	Profit to be appropriated (+)	280 279	262 530

> APPROPRIATIONS AND WITHDRAWINGS

	2006 in thousand €	2005 in thousand €
A. Profit to be appropriated	400 280	286 505
1. Profit for the period available for appropriation	280 279	262 530
2. Profit to be carried forward	120 001	23 975
B. Transfers from capital and reserves	1 045	
2. from reserves	1 045	
C. Transfers to capital and reserves (-)	-14 014	-14 172
2. to legal reserve	14 014	13 127
3. to other reserves		1 045
D. Result to be carried forward		
1. Profit to be carried forward (-)	-102 467	-120 001
F. Profit to be distributed (-)	-284 844	-152 332
1. Dividends	284 844	152 332

2006

In thousand €

II. Statement of intangible assets (heading 21 of assets)	Concessions, patents, licences, a.o.	Goodwill
a. Acquisition value		
At the end of the previous period	769 536	64 009
Movements during the period:		
• Acquisitions, including produced fixed assets	54 106	
• Sales and disposals (-)	-34 464	
At the end of the period	789 178	64 009
c. Depreciation and amounts written down		
At the end of the previous period	407 888	26 814
Movements during the period:		
• Recorded	87 461	12 304
• Cancelled owing to sales and disposals (-)	-34 464	
At the end of the period	460 885	39 118
d. Net book value at the end of the period	**328 293**	**24 891**

III. Statement of tangible fixed assets (headings 22/27 of assets)	Land and buildings (heading 22)	Plant, machinery and equipment (heading 23)	Furniture and vehicles (heading 24)	Other tangible assets (heading 26)
a. Acquisition value				
At the end of the previous period	384 756	502 494	107 273	19 003
Movements during the period:				
• Acquisitions, including produced fixed assets	51 238	40 459	20 138	228
• Sales and disposals (-)	-8 596	-25 745	-4 550	-33
At the end of the period	427 398	517 208	122 861	19 198
c. Depreciations and amounts written down				
At the end of the previous period	184 168	263 994	89 595	12 239
Movements during the period:				
• Recorded	22 994	53 579	8 520	1 669
• Cancelled owing to sales and disposals (-)	-8 596	-25 745	-4 550	-33
At the end of the period	198 566	291 828	93 565	13 875
d. Net book value at the end of the period	**228 832**	**225 380**	**29 296**	**5 323**

IV. Statement of financial fixed assets (heading 28 of assets)	Other enterprises (heading 285/8)
2. Amounts receivable	
Net book value at the end of the preceding period	189
Movements during the period:	
• Additions	8
• Repayments (-)	-10
Net book value at the end of the period	**187**

	2006 in thousand €	2005 in thousand €
VI. Investments: other investments and deposits		
(headings 51/53 of assets)		
Other investments	66 350	53 300

	2006 in thousand €
VII. Deferred charges and accrued income	
Allocation of heading 490/1 of assets if the amount is significant	
• Accrued income	33 147
• Deferred charges	11 493
• Financial income	217

	2006 in thousand €	Number of shares
VIII. Statement of capital		
A. Capital social		
1. Issued capital (heading 100 of liabilities)		
At the end of the preceding period	437 158	
Changes during the period:		
• Exercised share options	102	16 266
• Share premium transferred to share capital	20 671	
• Reimbursement share capital	-101 251	
At the end of the period	356 680	
2. Structure of the capital		
2.1. Different categories of shares		
• Ordinary shares	356 680	63 289 921
2.2. Registered shares or bearer shares		
• Registered		31 755 413
• Bearer		31 534 508
D. Commitments to issue shares		
2. Following the exercising of subscription rights		
• Number of outstanding subscription rights		1 831
• Amount of capital to be subscribed	60	
• Corresponding maximum number of shares to be issued		1 831
E. Authorized capital, not issued	10	
G. Shareholder structure of the company as at 31.12.2006		
Wirefree Services Belgium		31 753 100
Telindus Group		2 921 182
Others (free float)		28 615 639
Total shares		**63 289 921**

	2006 in thousand €
IX. Provisions for other liabilities and charges	
Allocation of heading 163/5 of liabilities if the amount is considerable	
• Repayment guarantee to the amount of 50% for a bank credit line granted for the temporary association 'Irisnet'	2 475
• Provisions for litigations	5 295
X. Statement of amounts payable	
A. Analysis by current portions of amounts initially payable after more than one year (between one and five years - heading 17)	
Trade debts	1 010
1. Suppliers	1 010
Total	1 010
C. Amounts payable for taxes, remuneration and social security	
1. Taxes (heading 450/3 of the liabilities)	
c. Estimated taxes payable	19 623
2. Remuneration and social security (heading 454/9 of the liabilities)	
b. Other amounts payable relating to remuneration and social security	31 842
XI. Accrued charges and deferred income	
Allocation of heading 492/3 of liabilities if the amount is considerable	
• Deferred income	58 197
• Accrued charges	284

	2006 in thousand €	2005 in thousand €
XII. Operating results		
A. Net turnover (heading 70)		
Broken down by categories of activity and into geographical markets and given as annexes to the standard form insofar as, taking account of the manner in which the sale of products and the provision of services falling within the enterprise's ordinary activities are organised, these categories and markets differ substantially one from another.		
• Mobile activity	1 474 635	1 384 119
• Fix voice and data	82 421	90 318
• Turnover	1 557 056	1 474 437
C1. Employees recorded in the personnel register	in units	in units
a. Total number at the closing date	1 675	1 682
b. Average number of employees calculated in full-time equivalents	1 628.8	1 638.7
c. Number of actual worked hours	2 752 836	2 793 929

	2006 in thousand €	2005 in thousand €
C2. Personnel costs (heading 62)		
a. Remuneration and direct social benefits	98 887	97 263
b. Employers' social security contributions	30 110	28 744
c. Employers' premiums for extra statutory insurance	5 238	4 795
d. Other personnel costs	6 655	6 492
e. Pensions		11
D. Amounts written off (heading 631/4)		
1. Stocks and contracts in progress		
• Recorded		28
• Written back (-)	-34	
2. Trade debtors		
• Recorded	4 852	1 638
E. Provisions for risks and charges (heading 635/7)		
Additions	1 275	1 276
Uses and write-back (-)	-409	-404
F. Other operating charges (heading 640/8)		
Taxes related to operation	1 828	2 104
Other charges	9 348	6 974
G. Hired temporary staff and persons placed at the enterprise's disposal		
1. Total number at the closing date (in units)	53	59
2. Average number calculated as full-time equivalents (in units)	45.0	56.0
Number of actual worked hours (in units)	89 752	110 404
Charges to the enterprise (in thousand €)	3 377	4 109
XIII. Financial results		
A. Other financial income (heading 752/9)		
Amount of subsidies granted by public authorities, credited to income for the period:		
• Capital subsidies	26	26
Allocation of other financial income classified under this heading, if considerable		
• Other financial income	443	934
• Exchange gains	119	90
C. Interests recorded as assets		2 002
D. Value adjustments to current assets (heading 651)		
Appropriations	1 645	998
E. Other financial charges (heading 652/9)		
Amount of the discount borne by the enterprise, as a result of negotiating amounts receivable	1 351	1 701
Allocation of other charges included under this heading, if considerable		
• Bank charges	1 493	1 035
• Exchange losses		174
• Other financial charges	4	60

	2006 In thousand €
XV. Income taxes	
A. Analysis of heading 670/3	
1. Income taxes of the current period	135 537
a. Taxes and withholding taxes due or paid	117 000
c. Estimated additional taxes	
(included in heading 450/3 of liabilities)	18 537
2. Income taxes on previous periods	70
a. Taxes and withholding taxes due or paid	70
B. In so far as income taxes of the current period are materially affected by differences between the profit before taxes and the estimated taxable profit	
• Disallowed expenses	7 124
D. Status of deferred taxes	
1. Deferred taxes representing assets	11 921
• Accumulated tax losses deductible from future taxable profits	
- Deductions for investments	11 921

	2006 In thousand €	2005 In thousand €
XVI. Total amount of value added tax and taxes borne by third parties		
A. The total amount of value added tax charged:		
1. to the enterprise (deductible)	218 842	218 232
2. by the enterprise	389 392	375 681
B. Amounts retained on behalf of third parties for:		
1. payroll withholding taxes	33 559	32 943
2. withholding taxes on investment income	13 667	12 080

XVII. Rights and commitments not accrued in the balance sheet

	2006 In thousand €
Substantial commitments to acquire fix assets	
Commitments to acquire fix assets	39 262

Information concerning important litigation and other commitments

1. Bank guarantees issued on behalf of the company: 8.454 million euros.
2. Since 1997, certain municipalities and two provinces in Belgium have introduced fiscal measures enabling them to levy taxes on GSM pylons, masts and antennas located in their area. The legality of these taxes is being contested before the Council of State and the Courts of First Instance (Tax Chamber).
   Following an interlocutory question brought by the Council of State to the Court of Justice of the European

Communities, the latter ruled in a decision dated 8 September 2005 that such taxes are not incompatible with European law, insofar as they do not alter the conditions of competition between the historical operator and the new market operators. In his report of 19 September 2006, the 'Auditeur' of the Council of State has concluded that the arguments of Mobistar are not pertinent.

The final judgment of the Council of State has not yet been rendered. On 10 October 2006, the 'Auditeur' of the Council of State has concluded that the principle of equal treatment between operators has been violated in the particular case of an appeal introduced against one municipality.

Due to the uncertainty concerning legal decisions to come, the receivable representing the disputed amount of enrolled taxes, increased by the interests on arrears at legal rate, gives rise to a provision recorded in the P&L account for an amount of 19.994 million euros of which 5.072 million arose in 2006.

Brief description of the supplementary retirement or survivors' pension plan in favour of the personnel or the executives of the enterprise and of the measures taken by the enterprise to cover the resulting charges.

The company runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by the Belgian law.

	2006 in thousand €	2005 in thousand €
XVIII. Relationships with affiliated enterprises and enterprises linked by participating interests	Affiliated enterprises	Affiliated enterprises
2. Amounts receivable	35 587	30 506
Within one year	35 587	30 506
3. Current investments	64 051	53 300
Amounts receivable	64 051	53 300
4. Amounts payable	19 707	17 559
Within one year	19 707	17 559
7. Financial results		
From current assets	1 807	2 921
From interest and debts	268	10 361

	2006 in thousand €
XIX. Financial relationships with	
A. Directors and managers	
4. Amount of remuneration and pensions, included in the income statement, as long as this disclosure does not concern exclusively or mainly the situation of a single identifiable person:	
- to the directors and managers	1 044

Information relating to consolidated accounts

A. **Information that must be provided by each company, that is subject to the provision of Company Law on the consolidated annual accounts of enterprises:**

The enterprise has drawn up and published a consolidated annual statement of accounts and a management report.

B. **Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary:**

Parent company:

France Télécom

6, place d'Alleray

75505 Paris Cedex 15

France

Draws up consolidated annual account for the major part of the enterprise.

The consolidated accounts can be obtained at the following address:

France Télécom

6, place d'Alleray

75505 Paris Cedex 15

France

		2006			2005
I.	Statement of the persons employed	Full-time	Part-time	Total (T) or total in full-time equivalents (FTE)	Total (T) or total in full-time equivalents (FTE)
	A. Employees recorded in the personnel register				
	1. During the period and the previous period				
	Average number of employees	1 515.5	154.2	1 628.8 (FTE)	1 638.7 (FTE)
	Number of hours actually worked	2 575 291	177 545	2 752 836 (T)	2 793 929 (T)
	Personnel costs (in thousand €)	133 845	7 045	140 890 (T)	137 305 (T)
	Advantages in addition to wages (in thousand €)			1 640 (T)	1 668 (T)
	2. At the closing date of the period				
	a. Number of employees recorded in the personnel register	1 521	154	1 635.7	
	b. By nature of the employment contract				
	Contract for an indefinite period	1 521	154	1 635.7	
	c. According to gender				
	Male	1 066	26	1 085.9	
	Female	455	128	549.8	
	d. By professional category				
	Employees	1 519	154	1 633.7	
	Other	2		2.0	
	B. Hired temporary staff and personnel placed at the enterprise's disposal	Temporary staff	Persons placed at the enterprise's disposal		
	During the period				
	Average number of employees	53.0	9.0		
	Number of hours actually worked	74 043	15 709		
	Charges of the enterprise (in thousand €)	2 111	1 266		

2006

II. Table of personnel changes during the period	Full-time	Part-time	Total in full-time equivalents
A. Entries			
a. Number of employees recorded on the personnel register during the financial year	185	3	187.2
b. By nature of the employment contract			
Contract for an indefinite period	185	3	187.2
c. According to the gender and by level of education			
Male:			
secondary education	33		33.0
higher non-university education	46		46.0
university education	41		41.0
Female:			
secondary education	22	1	22.6
higher non-university education	29	2	30.6
university education	14		14.0
B. Departures			
a. Number of employees with a in the staff register listed date of termination of the contract during the period	179	16	189.7
b. By nature of the employment contract			
Contract for an indefinite period	179	16	189.7
c. According to the gender and by level of education			
Male:			
secondary education	35		35.0
higher non-university education	56	1	56.8
university education	39		39.0
Female:			
secondary education	10	7	14.4
higher non-university education	19	7	23.7
university education	20	1	20.8
d. According to the reason for termination of the employment contract			
Dismissal	73	6	75.8
Other reason	106	10	113.9

2006

III. Statement concerning the use of employment promotion measures during the financial year	Number of employees involved		Amount of the financial advantage in thousand €
	Number	In full-time equivalents	
Employment promotion measures			
1. Measures comprising a financial profit[1]			
1.6. Structural reduction of the social security contributions	1 844	1 798.4	3 808
1.11. First job agreement	1	1,0	2
2. Other measures			
2.4. Reduction of personal social security contributions to poorly paid employees	124	113.6	
Number of employees involved in one or more employment promotion measures			
Total for current financial year	1 844	1 798.4	
Total for the preceding period	1 785	1 745.3	

[1] Financial advantage for the employer with regard to the entitled employee or his replacement.

IV. Information on training provided to employees during the financial year	Male	Female
Total of initiatives of employees training at the expense of the employer		
1. Number of employees involved	1 000	513
2. Number of actual training hours	42 745	20 072
3. Costs for the enterprise (in thousand €)	1 544	725

••• Formation costs

The first formation costs are capitalised on the balance sheet at cost and amortised over five years on a linear basis, starting from the date of payment. The costs related to increases in the issued capital are expensed as incurred from the initial public offer in 1998 onwards.

••• Intangible assets

The intangible assets are booked at cost value and are essentially comprised of the following capitalised costs and expenditures, including, if applicable, the fixed assets produced for use by the company: acquisition of the GSM network licence, acquisition of the UMTS licence, cost of the design and development of the network in execution of the GSM and UMTS licences, permits, software licences and related development cost and goodwill.

The GSM network licence has been granted for a duration of 15 years, and is amortised on a linear basis.

The UMTS licence has a duration of 20 years and is amortised on a linear basis over 16 years as from April 2005, when the first geographical area has been technically declared able to work.

The goodwill generated during the acquisition of all of the assets of Mobistar Corporate Solutions S.A. are amortised over 5 years.

The other intangible assets are amortised on a linear basis over a period of four to five years.

••• Tangible assets

The tangible assets are entered at cost value and are amortised on a linear basis pro rata temporis using the rates defined in the current Belgian tax law, which correspond to the life span of the assets concerned, as follows:

Buildings and constructions on sites	20 years
Optical fibbers	15 years
Mobile telephone equipment	8 years
Messaging equipment	5 years
Computer hardware	4 and 5 years
Other tangible equipment	5 to 10 years

The costs of regular maintenance and repairs are booked as expenses during the period in which they are incurred. Improvements to property are capitalised. The loan costs relating to the purchase of fixed assets are activated and amortised according to the same pattern as the fixed assets in question.

••• Financial assets

Shareholdings, stocks and shares are recorded at their acquisition value. Receivables are valued at their nominal value. Reductions in value on shareholdings, stocks and shares are booked in the case of long-term losses in value or depreciations. Receivables are reduced in value if their payment when due is wholly or partly uncertain or compromised.

••• Receivables

Receivables are recorded at their nominal value. Reductions in value on doubtful receivables are assessed taking into account the potential risk of non-recovery.

••• Stocks

Stocks include goods purchased for resale. Stock movements are recorded using the FIFO (First In – First Out) method. Inventories are recorded at the "lower of cost or market" value.

••• Cash (and cash equivalents)

Liquid assets and equivalents include cash deposits and fixed deposits of less than three months. They are booked at their nominal value. Foreign currencies are converted at the closing rate and profits and losses are recorded as operating income and expenses.

••• Deferred charges and accrued income

The deferred charges for assets include the expenses to be carried forward and the accrued income. The deferred charges for liabilities include accrued expenses and income to be carried forward.

••• Pensions

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by Belgian law.

••• Financial instruments

The company concludes contracts with a view to protecting itself against the risk associated with fluctuations in interest rates on its loans. The premiums paid or received and the fair value of the derivatives are booked over the contract period and are registered as interest income and expenses.

••• Acknowledgement of income and expenses

Income and expenses are registered at the moment they are generated, regardless of their payment or collection.

Income derived from services is declared when it is acquired. Invoices for these services are issued on a monthly basis throughout the entire month. Revenues not invoiced at the end of the month are estimated on the basis of traffic and recorded at the end of the month. Payments received in advance are carried forward and included on the balance sheet under deferred income.

••• Taxes on income

The company is subject to corporation tax in accordance with Belgian legislation governing income tax. Beneficial deferred taxes, which are the result of temporary differences in the declaration of income and expenses, are not acknowledged.

••• Foreign currency transactions

Foreign currency transactions are converted into euros at the rates in force at the time of the transaction. Receivables and debts booked in foreign currencies on the date of the balance sheet are adjusted in order to reflect the exchange rates effective at this time. These adjustments are acknowledged in the profit and loss account to the extent that Belgian accounting laws permit.

statutory auditor's report

to the General Meeting of shareholders of Mobistar S.A. on the financial statements for the year ended 31 December 2006

In accordance with the legal and statutory requirements, we report to you on the performance of our mandate of statutory auditor. This report contains our opinion on the financial statements as well as the required additional comments and information.

••• Unqualified opinion on the financial statements

We have audited the financial statements for the year ended December 31, 2006, prepared in accordance with the financial reporting framework applicable in Belgium, which show a balance sheet total of € 1,140,703 thousand and a profit for the year of € 280,279 thousand.

Responsibility of the Board of directors for the preparation and fair presentation of the financial statements

The Board of directors is responsible for the preparation and fair presentation of the financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Responsibility of the statutory auditor

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the legal requirements and the auditing standards applicable in Belgium, as issued by the Institute of Registered Auditors (*Institut des Réviseurs d'Entreprises/Instituut van de Bedrijfsrevisoren*). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, we have considered internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have evaluated the appropriateness of accounting policies used, the reasonableness of significant accounting estimates made by the company and the presentation of the financial statements, taken as a whole. Finally, we have obtained from the Board of directors and the company's officials the explanations and information necessary for executing our audit procedures. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements for the year ended December 31, 2006 give a true and fair view of the company's financial position and the results of its operations in accordance with the financial reporting framework applicable in Belgium.

••• Additional comments and information

The preparation and the assessment of the information that should be included in the directors' report and the company's compliance with the requirements of the Company Code *(Wetboek van vennootschappen/Code des sociétés)* and its articles of association are the responsibility of the Board of directors.

Our responsibility is to include in our report the following additional comments, which do not modify the scope of our opinion on the financial statements:

- The directors' report deals with the information required by law and is consistent with the financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the company is facing, and on its financial situation, its foreseeable evolution or the significant influence of certain facts on its future development. We can nevertheless confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of during the performance of our mandate.

- Without prejudice to formal aspects of minor importance, the accounting records were maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- We do not have to report any transactions undertaken or decisions taken in violation of the company's articles of association or the Company Code. The appropriation of the results proposed to the shareholders' meeting complies with the legal and statutory provisions.

Brussels, 23 March 2007

Ernst & Young Reviseurs d'Entreprises SCCRL
Statutory auditor
represented by

Herman Van Den Abeele
Partner

IFRS consolidated financial statements 2006

consolidated income statement

Note		2006 in thousand €	2005 in thousand €
	Revenue		
	Service revenue	1 496 080	1 404 271
	Handsets sales	50 750	46 814
15	**Total turnover**	**1 546 830**	**1 451 085**
15	Other operating revenue	27 769	28 847
	Total revenue	1 574 599	1 479 932
	Operating expenses		
	Interconnection costs	-347 891	-331 965
15	Costs of equipment and goods sold	-155 819	-142 713
15	Services and other goods	-305 048	-289 614
15	Employee benefits expenses	-135 787	-130 926
	Depreciation, amortisation and impairment	-173 750	-172 041
15	Other operating charges	-15 469	-9 603
	Total operating expenses	-1 133 764	-1 076 862
	Result of operating activities	**440 835**	**403 070**
15	Finance income	2 143	3 325
15	Finance costs	-1 355	-11 608
	Result of operating activities after net finance costs	**441 623**	**394 787**
4	Tax expense	-142 080	-124 499
	Net profit or loss *	**299 543**	**270 288**
	Profit or loss attributable to equity holders of the parent	299 543	270 288
9	Basic earnings per share (in €)	4.73	4.28
	Weighted average number of ordinary shares	63 282 547	63 112 103
9	Diluted earnings per share (in €)	4.73	4.28
	Diluted weighted average number of ordinary shares	63 283 437	63 120 982

* Since there are no discontinued operations, the profit or loss of the period corresponds to the result of continued operations.

consolidated balance sheet

Note		31.12.2006 in thousand €	31.12.2005 in thousand €
	> ASSETS		
	Non-current assets		
1	Goodwill	10 558	10 558
1	Intangible assets	325 297	358 696
2	Tangible assets	491 175	464 966
3	Other non-current assets	195	197
4	Deferred taxes	613	7 086
	Total non-current assets	827 838	841 503
	Current assets		
5	Inventories	6 992	5 843
6	Trade receivables	166 195	169 439
	Accrued revenue	33 146	23 315
7	Other current assets	15 571	25 318
8	Cash and cash equivalents	68 031	54 574
	Total current assets	289 935	278 489
	Total assets	**1 117 773**	**1 119 992**
	> EQUITY AND LIABILITIES		
	Equity		
10	Share capital	356 680	437 158
10	Share premium	440	20 670
10	Legal reserve	35 038	21 024
10	Treasury shares	0	-1 045
10	Retained earnings	371 617	238 397
	Total equity	763 775	716 204
	Non-current liabilities		
	Long-term trade payable	1 010	0
12	Long-term provisions	12 969	10 996
	Total non-current liabilities	13 979	10 996
	Current liabilities		
13	Short-term borrowings	2 445	2 383
	Trade payables	240 685	274 016
14	Employee benefits related liabilities	31 842	38 149
14	Current taxes payable	19 624	1 598
	Deferred income	44 353	76 259
14	Other payables	1 070	387
	Total current liabilities	340 019	392 792
	Total liabilities	353 998	403 788
	Total equity and liabilities	**1 117 773**	**1 119 992**

consolidated cash flow statement

	2006 in thousand €	2005 in thousand €
Cash flows from operating activities		
Result of operating activities after net finance costs	441 623	394 787
Adjustments for:		
Depreciation, amortisation and impairment of fixed assets	173 750	172 041
Fair value interest rate swaps	0	2 731
Fair value Discounted Share Pay Plan	1 921	998
Adjusted result of operating activities after net finance costs	617 294	570 557
Inventories (increase -, decrease +)	-1 149	12 154
Trade receivables (increase -, decrease +)	3 244	-20 558
Deferred tax assets (increase -, decrease +)	6 473	2 195
Accrued revenue (increase -, decrease +)	-9 831	-3 208
Other current assets (increase -, decrease +)	9 747	-8 968
Trade payables (increase +, decrease -)	-32 321	76 903
Employee benefits related liabilities (increase +, decrease -)	-6 307	4 465
Current taxes payable (increase +, decrease -)	18 026	381
Deferred income (increase +, decrease -)	-31 906	12 274
Other payables (increase +, decrease -)	683	-235
Long-term provisions (increase +, decrease -)	552	-230
Net changes in working capital	-42 789	75 173
Tax expense	-135 608	-123 667
Deferred taxes	-6 472	-832
Net cash from operating activities (*)	**432 425**	**521 231**
Cash flows from investing activities		
Purchase of intangible and tangible assets	-165 140	-235 135
Proceeds from sale of equipment	0	36 502
Net cash used in investing activities	**-165 140**	**-198 633**
Cash flows from financing activities		
Cash guarantees paid	2	-24
Repayment long-term interest-bearing loans and borrowings	0	-249 379
Close-out of long-term interest rate swaps	0	-4 129
Short-term borrowings	62	-499
Share capital and premium - share options exercise	543	8 124
Share capital - reimbursement	-101 251	0
Net purchase of treasury shares	-599	-2 043
Equity transaction costs	-689	-289
Dividend paid	-151 896	-126 547
Net cash used in financing activities	**-253 828**	**-374 786**
Net increase (+), decrease (-) in cash and cash equivalents	**13 457**	**-52 188**
Cash and cash equivalents at beginning of period	**54 574**	**106 762**
Cash and cash equivalents at end of period	**68 031**	**54 574**

	2006 in thousand €	2005 in thousand €
(*) Net cash from operating activities includes:		
- paid interests	311	9 836
- received interests	1 870	3 159
- paid income taxes	117 000	122 500

statement of changes in equity

In thousand €

Note		Share Capital	Share Premium	Legal Reserve	Hedging Reserve	Treasury Shares	Retained Earnings	Total Equity
	Balance at 1 January 2005	**435 514**	**14 191**	**7 897**	**-2 731**	**0**	**108 074**	**562 945**
	Close-out cash flow hedge				2 731			2 731
	Discounted Share Pay Plan						998	998
	Net income recognised directly in equity				2 731		998	3 729
	Profit for the period			13 127			257 161	270 288
	Total recognised income and expense for the period			13 127	2 731		258 159	274 017
	Dividends						-126 549	-126 549
	Exercise of share options	1 644	6 479					8 123
	Purchase of treasury shares					-6 403		-6 403
	Sale of treasury shares					5 358	-998	4 360
	Equity transaction costs						-289	-289
	Balance at 31 December 2005	**437 158**	**20 670**	**21 024**	**0**	**-1 045**	**238 397**	**716 204**
11	Discounted Share Pay Plan						1 921	1 921
	Net income recognised directly in equity						1 921	1 921
10	Profit for the period			14 014			285 529	299 543
	Total recognised income and expense for the period			14 014	0		287 450	301 464
	Dividends						-151 896	-151 896
10	Exercise of share options	103	440					543
	Share capital reimbursement	-101 251						-101 251
	Incorporation share premium in share capital	20 670	-20 670					0
10	Purchase of treasury shares					-9 116		-9 116
10, 11	Sale of treasury shares					10 161	-1 645	8 516
	Equity transaction costs						-689	-689
	Balance at 31 December 2006	**356 680**	**440**	**35 038**	**0**	**0**	**371 617**	**763 775**

The following parent company and joint venture are included in the perimeter of consolidation:

Mobistar S.A.
Parent company, incorporated under Belgian law
Limited company with publicly traded shares
Rue Colonel Bourg, 149
B - 1140 Brussels
Belgium
Company identification number: BE 0456 810 810

Joint venture France Telecom - Telindus, denominated 'Irisnet'
Consolidated at 50%, incorporated under Belgian law
Rue Colonel Bourg, 149
B - 1140 Brussels
Belgium
Company identification number: BE 0545 698 541

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in euros and all values are rounded to the nearest thousand (€ 000) except when otherwise indicated.

1. Statement of compliance

The consolidated financial statements of Mobistar S.A. and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRSs) and Interpretations of those standards, as adopted by the European Union.

2. Basis for consolidation

The consolidated financial statements include the financial statements of Mobistar S.A. and its subsidiaries as at 31 December each year. The financial statements of the subsidiaries are prepared for the same closing date (December 31) as the parent company, using consistent accounting policies.

During 2005, the fully owned subsidiary Mobistar Affiliate S.A. has merged with Mobistar S.A. with effective date January 1, 2005. As a result of the merger, the subsidiary Mobistar Affiliate S.A. has been liquidated.

As at December 15, 2005, the fully owned subsidiary Mobistar Corporate Solutions S.A. has been liquidated.

The following entities are consolidated as at December 31, 2006 by using the proportionate consolidation method:

Mobistar S.A.: 100%
Temporary association Irisnet: 50%

The temporary association Irisnet is a joint venture between Telindus and France Télécom. As such, Mobistar does not own directly or indirectly any voting power in Irisnet. However, in application of SIC 12, Mobistar concluded that Irisnet is actually controlled by Mobistar and its partner Telindus. In addition, it is concluded that the risks and rewards are not born by France Télécom but by Mobistar.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full.

3. Date of authorisation for issue of the financial statements

On February 6, 2007, the Board of directors of Mobistar S.A. reviewed the 2006 consolidated financial statements and authorised them for issue.

The 2006 consolidated financial statements will be approved on May 2, 2007 by the General Assembly of shareholders which has still the power to amend the financial statements after issue.

4. Use of estimates

The preparation of financial statements in conformity with IFRS requires that management makes certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

Estimates that have been made at each reporting date reflect conditions that existed at those dates (e.g. market prices, interest rates and foreign exchange rates). Although these estimates are based on management's best knowledge of current events and actions that Mobistar may undertake, actual results may differ from those estimates.

1. New IFRS standards and IFRIC interpretations applicable for December 2006 year-end

••• IAS 19 - Actuarial Gains and Losses, Group Plan and Disclosures

The standard offers the option to recognise actuarial gains and losses related to defined benefit plan through equity instead of through profit and loss. This provision had no impact for Mobistar pension plans qualifying as defined contribution plans.

••• IAS 21 - Effects of Changes in Foreign Exchange Rates - Net Investment in a Foreign Operation

The amendment to IAS 21 requires exchange differences arising from a monetary item that forms part of a net investment in a foreign operation to be included in equity regardless of the currency in which it is denominated. This amendment had no impact on Mobistar financial statements.

••• IAS 39 - Financial Instruments: Recognition and Measurement

The amendments to IAS 39 relate to financial guarantee contracts, hedges of forecast intragroup transactions and the use of the fair value option. Those amendments had no impact on Mobistar financial statements.

••• IFRIC 4 - Determining when an Arrangement contains a Lease

This interpretation establishes criteria to be used to assess whether a lease is contained in an arrangement that is not in the legal form of a lease. Mobistar accounting policy on 'Lease' has been amended accordingly.

••• IFRIC 5 - Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The IFRIC 5 interpretation sets out the accounting treatment for funds set up to finance the decommissioning of assets. This interpretation had no impact on Mobistar financial statements.

••• IFRIC 6 - Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic equipment

The IFRIC 6 interpretation derives from the EU Directive specifying the responsibilities in terms of treatment and disposal of waste electrical and electronic equipment. Application of this interpretation has been disclosed in the Note 12.

The following IFRS standards and IFRIC interpretations will be applied for annual periods starting on 1 January 2007 or later:

IAS 1 - Amendments - Capital Disclosures
IFRS 7 - Financial Insruments: Disclosures
IFRS 8 - Operating Segments
IFRIC 7 - Applying the Restatement Approach under IAS 29
IFRIC 8 - Scope of IFRS 2
IFRIC 9 - Reassessment Embedded Derivatives
IFRIC 10 - Interim Financial Reporting and Impairment
IFRIC 11 - Group and Treasury Shares Transactions
IFRIC 12 - Service Concession Arrangements

2. Transactions in foreign currencies

On initial recognition in the functional currency, a foreign currency transaction is recorded by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At each balance sheet date, foreign monetary assets and liabilities are translated using the closing rate.

Exchange gains and losses are recognised as operational income and expenses when they are related to the operational activities. Exchange gains and losses are recognised as financial income and expenses only when they are related to the financing activities.

3. Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Goodwill resulting from the acquisition of Mobistar Affiliate S.A. is pertaining to the mobile activity cash-generating unit. This goodwill is tested for impairment at the end of each financial year, or more frequently if events or change in circumstances indicate that its carrying amount may be impaired, by comparing the carrying amount of the mobile activity cash-generating unit with its fair value less costs to sell or with its value in use.

Estimating the fair value less cost to sell requires to take into account the Mobistar share price as quoted on the stock exchange. Alternatively, an estimation of the value in use of the mobile activity cash-generating unit could be made. This method requires to make an estimate of the future cash flows from the mobile cash-generating unit and to choose a suitable discount rate to calculate the present value of those cash flows.

4. Intangible assets

Are included under this asset category, the intangible assets with a finite useful life such as the cost of the GSM and UMTS licences, the cost of network design and development, the cost of purchased and internally generated software.

Intangible assets are measured on initial recognition at cost. The cost includes the purchase price, import duties, non-refundable purchase taxes, after deduction of trade discounts and rebates, and any directly attributable costs of preparing the asset for its intended use, i.e. costs of employee benefits, professional fees and testing costs.

After initial recognition, intangible assets are carried at cost less any accumulated amortisation and impairment losses.

The residual value of intangible assets is assumed to be zero unless the conditions provided for by IAS 38 are met.

The depreciable amount of an intangible asset with a finite useful life is allocated on a linear basis over its useful life. The depreciation of the mobile licences starts when they are ready to operate. The GSM and UMTS licences have been granted for a period of 15 years and 20 years respectively. However, the depreciation period is limited to 14 and 16 years, representing the remaining licence terms at the date of availability for use.

The useful life of acquired and internally generated software is 5 years (network software) or 4 years (non-network software) and their depreciation starts when the software has been put into production.

The amortisation period and amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Any change in the useful life or in the expected pattern of consumption of the future economic benefits embodied in the asset, is accounted for prospectively as a change in an accounting estimate.

Amortisation and impairment losses are recorded in the income statement under the heading 'Depreciation, amortisation and impairment'.

5. Tangible assets

The following items of property, plant and equipment are classified under the tangible assets category: building, network infrastructure and equipment, IT servers and personal computers, office furniture, leasehold improvements, equipment leased to customers.

Upon recognition, tangible assets are measured at cost. The cost includes the purchase price, import duties and non-refundable purchase taxes, after deduction of trade discounts and rebates, and any costs directly attributable to bringing the asset to the location and condition for it to be capable of operating in the expected manner. The cost of replacing part of an item of property, plant and equipment is recognised as an asset when incurred and if the recognition criteria are met. The cost includes also the estimated cost to dismantle the network sites and to refurbish the rented premises when such obligation exists. In application of the European Directive on wasted electrical and electronic equipment, the estimated cost of treatment and disposal of such commercial equipment acquired on or before 13th August 2005 will be recognised as a tangible asset as well as a provision.

After initial recognition, tangible assets are measured at cost less any accumulated depreciation and impairment losses.

The depreciable amount of a tangible asset is allocated on a systematic and linear basis over its useful life. The depreciation of a tangible asset starts when it is ready to operate as intended.

The useful life of each category of tangible assets has been determined as follows:

Building	20 years
Pylons and network constructions	20 years
Optical fiber	15 years
Network equipment	8 years
Messaging equipment	5 years
IT servers	5 years
Personal computers	4 years
Office furniture	5 - 10 years
Leasehold improvements	9 years or rental period if shorter
Rented communication equipment	5 years

The residual value and the useful life of a tangible asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for prospectively as a change in an accounting estimate.

Depreciation and impairment losses are recorded in the income statement under the heading 'Depreciation, amortisation and impairment'.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the income statement in the year the asset is derecognised.

The asset retirement obligation relating to the network sites is measured based on the known term of sites rental contracts, assuming a high probability of renewal upon each renewal date, and considering that the entire sites park will be dismantled in the future. The dismantling asset is measured by using appropriate inflation and discount rates.

6. Impairment of assets

Mobistar assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, Mobistar makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less cost to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognised in the income statement in the operating expenses under the heading 'Depreciation, amortisation and impairment'.

7. Borrowing costs

Borrowing costs are recognised as an expense in the period in which they are incurred.

8. Government grants

A government grant is recognised when there is a reasonable asurance that the grant will be received and the conditions attached to them are complied with.

When the grant relates to an expense item, it is recognised as income over the period necessary to match on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to the carrying amount of the asset and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

9. Inventories

Inventories are assets held for sale in the ordinary course of business, i.e. handsets and SIM cards.

Inventories are measured at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories are assigned by using the first-in, first-cut (FIFO) cost formula.

10. Deferred taxes

Deferred tax assets and liabilities are recognised when there is a temporary difference between the carrying amount and the tax base of assets and liabilities.

A deferred tax asset is also recognised for the carryforward of unused tax losses and for unused tax credits to the extent that it is probable that future taxable profit will be available to utilise the unused tax losses and tax credits.

Deferred tax is recognised as income or expense in the profit and loss statement but in equity if the tax relates to a transaction directly charged or credited to equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are not discounted.

Deferred tax assets and liabilities are offset and the net amount is presented on the face of the balance sheet when those assets and liabilities can be legally offset and are related to income taxes levied by the same taxation authority.

11. Treasury shares

Own equity instruments which are reacquired (treasury shares) are deducted from equity.

No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

12. Cash and cash equivalents

Cash and cash equivalents include cash on hand and cash deposits with a maximum term of 3 months. Cash and cash equivalents held with financial institutions are measured at nominal value. Banks and inter-company cash pooling overdrafts are classified as short-term financial liabilities.

13. Financial instruments

••• Recognition and derecognition

A financial asset or a financial liability is recognised on the balance sheet when Mobistar becomes a party to the contractual provisions of the financial instrument.

Financial assets and liabilities are recognised at settlement date.

A financial asset will be derecognised when the contractual rights to the cash flows from the financial asset expire.

A financial liability will be derecognised when the contractual obligation is discharged or cancelled or expires.

••• Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, or loans and receivables.

Upon initial recognition, financial assets are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. Designation and classification of financial assets are reviewed at each financial year-end, where allowed and appropriate.

Mobistar assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

> Financial assets at fair value through profit and loss

Financial assets classified as held for trading are classified under this category. 'Held-for-trading' financial assets are those acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains and losses on investments held for trading are recognised in income.

> Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Trade and other short-term receivables with no stated interest rate are measured at the original invoice or nominal amount when the effect of discounting is immaterial. An impairment loss on trade and other short term receivables is recognised in the profit and loss statement when their carrying amount is lower than the present value of estimated future cash flows. Impairment is valuated on an individual basis or on a segmented category basis when individual impairment cannot be evaluated. Trade and other short-term receivables are presented on the face of the balance sheet net of any accumulated impairment losses.

••• Financial liabilities

> Interest-bearing loans and borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.
Gains and losses are recognised in income when the liabilities are derecognised as well as through the amortisation process.

> Cash flow hedges

At the inception of a hedge relationship, Mobistar formally designates and documents the hedge relationship to which Mobistar wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how Mobistar will assess the instrument's effectiveness in offsetting the exposure to changes in the cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability.

A hedging relationship qualifies for hedge accounting when all the conditions relating to its formal designation and documentation and its effectiveness are met.

Cash flow hedge derivatives are measured at fair value.

If the conditions are met during the period, the portion of the gain or loss on the hedging instruments that is determined to be an effective hedge is recognised directly in equity, net of the related deferred taxes, and the ineffective portion of the gain or loss on the hedging instruments is recognised in other operating revenue or expense when relating to operating activities, or in other finance income or expense when relating to financing activities.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

> Trade and other short-term payables

Trade and other short-term payables with no stated interest rate are measured at the original invoice or nominal amount when the effect of discounting is immaterial.

> Offsetting a financial asset and a financial liability

Trade receivables and payables are offset and the net amount is presented on the face of the balance sheet when such amounts may legally be offset and a clear intention to settle them on a net basis exists.

14. Share-based payment

Employees of Mobistar receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments.

The cost of any equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date on which they are granted. The fair value of such equity-settled transactions will be measured based on market prices if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices are not available, appropriate valuation technique will be used. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which employees become fully entitled to the award.

The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the best estimate of equity instruments that will ultimately vest.

15. Long-term provisions

Provisions are recognised when Mobistar has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where Mobistar expects some or all of the provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

The estimate of the dismantling costs regarding the network sites and of the refurbishment costs related to the rented premises is recognised as an item of tangible asset. This estimate is also recognised as a provision that is measured by using appropriate inflation and discount rates.

Similarly, according to the terms of the European Directive related to the waste of electrical and electronic equipment, the estimated net costs for the treatment and disposal of such type of equipment, acquired on or before 13th August 2005, will be recognised as an item of tangible asset as well as a provision when Mobistar will be liable for them.

16. Employee benefits

Short-term employee benefits, such as wages, salaries, social security contributions, paid annual leave, profit-sharing and bonuses, medical care, company cars and others are recognised during the period in which the service has been rendered by the employee.

Short-term employee benefits are shown as liabilities as a result of a legal or constructive present obligation and when a reliable estimate of such liabilities can be made.

Post-employment benefit plan is classified as defined contribution plan since the minimum return imposed by law is guaranteed by the current terms and conditions of the group insurance contract without additional cost for Mobistar.

17. Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to Mobistar and the revenue can be measured reliably.

Sale of goods is recognised as revenue when most of the risks and rewards of ownership of the goods and the control on them have been transferred to the buyer.

Revenue arising from rendering of services is recognised by reference to the stage of completion of the transaction at the balance sheet date. Revenue is measured at the fair value of the consideration received or receivable. Specific revenue streams and related recognition criteria are as follows:

••• Sales of equipment

Sales of equipment to the distribution channels and to the final customers are recognised in revenue upon delivery. Consignment sales are recognised in revenue upon sale to the final customer.

••• Revenue from subscription contracts

Traffic revenue is recognised upon usage and non-used traffic rights are deferred when such right of deferral exists. Prepaid subscription amount is recognised over the subscription period on a linear basis.

••• Revenue from the sale of prepaid cards

Sales of prepaid cards are recognised at facial value as deferred income at the time of sale and released in the profit and loss statement as revenue upon usage.

••• Revenue sharing

Revenue arising from contracts with third-party content providers is recognised after deduction of the fees paid to them in remuneration of the product or service delivered.

••• Revenue deferred until payment

Revenue of which the collectability is not reasonably assured at the point of sale is deferred until the payment has been received.

••• Site sharing rental income

Regarding the agreements whereas Mobistar has the entire responsibility to respect the terms and conditions of sites rental contracts, the rental costs are shown in expenses. Revenue arising from sites sub-letting agreements entered with other operators is shown as revenue.

18. Leases

A lease whereby all the risks and rewards incidental to ownership are not substantially transferred to the lessee is an operating lease and lease payments are recognised as an expense on a straight-line basis over the lease term.

Determining whether, in application of the interpretation IFRIC 4, an arrangement is or contains a lease requires assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

19. Loyalty commissions

Loyalty commissions earned by the distribution channels on postpaid contracts are recognised upfront upon contract subscription.

20. Financial discounts

Financial discounts granted to customers or received from suppliers for early payments are deducted from revenue and costs of sales as incurred.

21. Dividend

A dividend declared by the General Assembly of the shareholders after the balance sheet date is not recognised as a liability at that date.

1. Intangible assets and goodwill (in 000 euros)

	Goodwill	GSM and UMTS licences	Internally generated software development costs	Other intangible assets	Total intangible assets
Acquisition value					
As at 1 January 2006	10 558	373 441	27 243	362 819	763 503
Movements during the period:					
Acquisitions			8 780	43 916	52 696
Sales and disposals			-2 936	-31 528	-34 464
As at 31 December 2006	10 558	373 441	33 087	375 207	781 735
Amortisation and impairment					
As at 1 January 2006	0	153 395	11 086	240 326	404 807
Movements during the period:					
Additions		25 067	7 381	52 897	85 345
Impairment				750	750
Reversal - sales and disposals			-2 936	-31 528	-34 464
As at 31 December 2006	0	178 462	15 531	262 445	456 438
Net carrying amount as at 31 December 2006	10 558	194 979	17 556	112 762	325 297

••• Goodwill

The acquisition of Mobistar Affiliate S.A. was achieved in two phases: initial purchase of 20% shares in April 1999 and purchase of the remaining 80% shares in May 2001.

The reported goodwill is to be fully allocated to the mobile activity cash-generating unit. Impairment test on goodwill is performed at least at the end of each financial year to assess as to whether its carrying amount does not exceed its recoverable amount.

The carrying amount of the mobile cash-generating unit can be derived from the balance sheet reported by segment of activity (see note 18. Segment reporting) as at 31 December 2006:

Mobile segment assets	1 049 600
Mobile segment liabilities, deferred income excluded	-265 238
Mobile segment carrying amount	784 362

The fair value of the mobile activity cash-generating unit can be estimated to be very close to the Mobistar market capitalisation value considering the level of performance of the non-mobile activity so far.

Number of ordinary shares as at 31 December 2006	63 289 921
Share price as at 31 December 2006	64.65

As the recoverable amount of the mobile cash-generating unit, including goodwill, exceeds its carrying value, no impairment loss has to be recognised.

••• Intangible assets

Internally generated intangible assets and other intangible assets include software development and software licence costs. The useful live of intangible assets applied in 2006 remains unchanged compared to 2005.

The UMTS licence has been depreciated from April 2005 onwards when the 3G network has been technically declared ready to operate in the region of Antwerpen. The UMTS licence is depreciated over 16 years on a linear basis and the depreciation cost is amounting to 9.4 million euros on a full year basis.

2. Tangible assets (in 000 euros)

	Land, buildings and network infrastructure	Plant, machinery, equipment	Furniture and vehicles	Other tangible assets	Total tangible assets
Acquisition value					
As at 1 January 2006	387 957	497 525	107 414	19 676	1 012 572
Movements during the period:					
Acquisitions, including self-constructed fixed assets	51 237	40 839	20 138	228	112 442
Dismantling asset	1 298			123	1 421
Sales and disposals	-9 146	-25 745	-4 550	-33	-39 474
As at 31 December 2006	431 346	512 619	123 002	19 994	1 086 961
Depreciation and impairment					
As at 1 January 2006	181 985	263 385	89 736	12 500	547 606
Movements during the period:					
Additions	18 301	50 776	8 520	1 669	79 266
Impairment	4 667	2 5980		7 265	
Dismantling asset	917			206	1 123
Reversal - sales and disposals	-9 146	-25 745	-4 550	-33	-39 474
As at 31 December 2006	196 724	291 014	93 706	14 342	595 786
Net carrying amount as at 31 December 2006	234 622	221 605	29 296	5 652	491 175

••• Capital expenditure

In 2006, the majority of the investments expenditure related to the implementation of the 3G radio equipment, which started in 2005.

••• Impairment on assets

During 2006, impairment on both tangible and intangible assets has been recognised for an amount of 8,015 thousand euros (2005: 6,366 thousand euros) and shown as expense on the line 'Depreciation, amortisation and impairment' in the income statement.

The impairment loss of 8,015 thousand euros recognised during the year has been determined on individual asset basis and can be detailed as follows:

Software applications	750
Obsolete network equipment	7 265
Total	**8 015**

Fair value less cost to sell of both software applications and the obsolete network equipment is nil.

••• Government grant

A capital grant amounting to 3,148 thousand euros was received in 1997 from the Government of the Walloon Region in order to contribute to the investment in an office building and its equipment.

All the conditions and contingencies attached to the capital grant received are met.

	2006	2005
Net carrying amount as at 1 January	279	305
Released to the income statement	-26	-26
Net carrying amount as at 31 December	253	279

3. Other non-current assets (in 000 euros)

Cash guarantees	
Net carrying amount as at 1 January 2006	197
Additions	8
Reimbursements	-10
Net carrying amount as at 31 December 2006	195

4. Current and deferred taxes (in 000 euros)

••• Deferred Tax Assets

	31.12.2006	31.12.2005
Investment deduction	4 052	5 402
Revenue recognition for free airtime minutes	-4 926	0
Borrowing costs expensed as incurred	573	1 034
Web site development costs expensed as incurred	1 022	780
Other items	-108	-130
Total net deferred tax assets	**613**	**7 086**

••• Major components of tax expense

	31.12.2006	31.12.2005
Current income tax	135 538	123 567
Current income tax of prior periods	70	100
Deferred tax expense relating to the origination and reversal of temporary differences	6 472	832
Tax expense	***142 080***	***124 499***

••• Relationship between tax expense and accounting profit

	31.12.2006	31.12.2005
Consolidated accounting profit before taxes	441 623	394 787
Tax at the applicable rate of 33.99%	**150 108**	**134 188**
Tax effect of permanent differences:		
• Expenses that are not deductible in determining taxable profit	2 561	1 919
• Write-off investment Mobistar Corporate Solutions S.A. - tax deductible	0	-7 584
• Mobistar Affiliate S.A. goodwill	0	-482
• Amortisation of goodwill Mobistar Corporate Solutions S.A.	-4 086	-4 086
• Irisnet pre-tax loss not deductible	320	1 018
Tax credit on investment	-566	-574
Notional interest deduction	-6 327	0
Adjustment on prior years	70	100
Current year tax expense	**142 080**	**124 499**
Effective tax rate	**32.17%**	**31.54%**

5. Inventories (in 000 euros)

Finished goods (i.e. handsets and SIM cards)	31.12.2006	31.12.2005
Inventories - Gross amount	9 508	8 393
Reserve for obsolete and slow moving items	-2 516	-2 550
Inventories - Net carrying amount	6 992	5 843
Inventories - Cost recognised as an expense during the period	**62 458**	**62 666**

6. Trade receivables (in 000 euros)

	31.12.2006	31.12.2005
Trade receivables - Gross value	199 680	204 720
Allowance for doubtful debtors	-33 485	-35 281
Trade receivables - Net carrying amount	**166 195**	**169 439**

7. Other current assets (in 000 euros)

	31.12.2006	31.12.2005
Local and regional taxes on pylons	19 994	14 922
Bab debt provision on dito	-19 994	-14 922
Prepayments	12 157	15 029
VAT to be recovered	2 406	9 197
Other current assets	1 008	1 092
Total	**15 571**	**25 318**

••• Local and regional taxes on GSM pylons, masts and antennas

Since 1997, certain municipalities and two provinces in Belgium have introduced fiscal measures enabling them to levy taxes on GSM pylons, masts and antennas located in their area. The legality of these taxes is being contested before the Council of State and the Courts of First Instance (Tax Chamber). Following an interlocutory question brought by the Council of State to the Court of Justice of the European Communities, the latter ruled in a decision dated 8 September 2005 that such taxes are not incompatible with European law, insofar as they do not alter the conditions of competition between the historical operator and the new market operators. In his report of 19 September 2006, the 'Auditeur' of the Council of State has concluded that the arguments of Mobistar are not pertinent. The final judgment of the Council of State has not yet been rendered. On 10 October 2006, the 'Auditeur' of the Council of State has concluded that the principle of equal treatment between operators has been violated in the particular case of an appeal introduced against one municipality. Due to the uncertainty concerning legal decisions to come, the receivable representing the disputed amount of enrolled taxes, increased by the interests on arrears at legal rate, gives rise to a provision recorded in the P&L account for an amount of 19.994 million euros of which 5.072 million arose in 2006. The corresponding liability of 19.994 million euros has been recognised under the heading 'Trade payables' and is still outstanding at the balance sheet date.

8. Cash and cash equivalents (in 000 euros)

	31.12.2006	31.12.2005
Short term cash-pool deposit with France Télécom	64 051	53 300
Overnight cash deposit with banks	2 300	0
Current bank accounts	1 680	1 274
Total cash and cash equivalents	**68 031**	**54 574**

Short term deposits with France Télécom have a maturity of 1 month and bear interests according to the market conditions.

9. Earnings per share (in 000 euros)

Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

	31.12.2006	31.12.2005
Net profit attributable to ordinary equity holders of the parent	299 543	270 288
Weighted average number of ordinary shares for basic earnings per share	63 282 547	63 112 103
Effect of dilution - Share options	890	8 879
Weighted average number of ordinary shares adjusted for the effect of dilution	**63 283 437**	**63 120 982**

No other transaction involving ordinary shares or potential ordinary shares has occurred after the balance sheet date which would have changed significantly the number of ordinary shares or potential ordinary shares outstanding at the end of the financial year if those transactions had occurred before the end of the financial year.

10. Equity (in 000 euros)

••• Share capital and share premium

In the frame of the share options plan granted in 2001 to the employees of Mobistar, a total of 16,266 share options have been exercised in 2006 at a unit price of 34.15 euros (8,151 share options) and 32.55 euros (8,115 share options).

	Share Capital	Share Premium	Number of ordinary shares
As at 1 January 2006	437 158	20 670	63 273 655
Exercise of 16,266 share options	103	440	16 266
Share premium incorporation in share capital	20 670	-20 670	0
Share capital reimbursement	-101 251	0	0
As at 31 December 2006	356 680	440	63 289 921

All ordinary shares are fully paid and have a par value of 5.636 euros.

A reconciliation statement on share options has been disclosed in the note '11. Share-based payment'.

••• Legal reserve

In accordance with the Belgian accounting law, 5% of the annual net after tax profit of Mobistar S.A. must be allocated to the legal reserve until it represents 10% of the share capital.

	Legal Reserve
As at 1 January 2006	21 024
Allocation of 5% of Mobistar S.A. net after tax current year profit	14 014
As at 31 December 2006	35 038

••• Hedging reserve

The interest rate swap derivatives with a total notional amount of 200 million euros, that qualified as cash flow hedges, have been closed out anticipatively at the end of September 2005 as a result of the reimbursement of the long-term intra-group loan of 250 million euros with France Télécom. No interest rate swaps are outstanding as at 31 December 2006.

	Hedging Reserve 2006	Hedging Reserve 2005
As at 1 January	0	-2 731
Interest rate swaps closed out	0	2 731
As at 31 December	0	0

The gross amount of the interest rate swaps as at 1 January 2005 was amounting to 4.129 million euros. Taking into account the impact of the related deferred tax asset, the net amount recorded as 'Hedging Reserve' was amounting to -2.731 million euros.

The close-out of the interest rate swap resulted in the recognition of 4.129 million euros finance costs in the 2005 income statement.

••• Treasury shares

	Treasury Shares
As at 1 January 2006	1 045
Discounted Share Pay Plan 2005	
Sale outstanding balance of 15,614 shares on the market	-1 045
Discounted Share Pay Plan 2006	
Purchase of 150,750 shares	9 116
Sale of 150,750 to Mobistar employees	-9 116
As at 31 December 2006	0

Description of both Discounted Share Pay Plans 2005 and 2006 has been disclosed in the note '11. Share-based payment'.

••• Retained earnings

	Retained Earnings
As at 1 January 2006	238 397
Current year profit after taxes	299 543
Transfer to legal reserve	-14 014
Dividend 2005 paid in 2006	-151 896
Loss on sales of treasury shares	-1 645
Fair value Discounted Share Pay Plan	1 921
Equity transaction costs	-689
As at 31 December 2006	371 617

••• Shareholders remuneration

At the annual General Assembly of shareholders to take place on 2 May 2007, the Board of Directors will propose to approve the following shareholders remuneration scheme:

> **Dividend 2006**

Number of ordinary shares as at 31 December 2006	63 289 921
Gross ordinary dividend per ordinary share, in euros	2.70
Gross extrordinary dividend per ordinary share, in euros	1.80
Total dividend 2006 (000 euros)	284 805

The dividend relating to the financial year 2006 has not been recognised as a liability at the balance sheet date as the approval of the annual General Assembly of shareholders will take place after the balance sheet date.

> **Share capital reduction in 2006**

Number of ordinary shares as at 2 August 2006	63 281 806
Share capital reduction per ordinary share, in euros	1.60
Total share capital reduction (000 euros)	101 251

Share capital reduction pay-out took place in August 2006 after approval from the annual General Assembly of shareholders and after publication in the official Belgian Gazette.

> **Dividend 2005**

Following the decision taken by the General Assembly of shareholders held on 3 May 2006, a gross dividend of 2.40 euros was granted to the ordinary shares, including those shares issued from the exercise of the share options in 2006.

Number of ordinary shares as at 1 January 2006	63 273 655
Number of share options exercised in 2006	16 266
Number of ordinary shares as at 31 December 2006	63 289 921
Gross dividend per ordinary share, in euros	2.40
Total dividend 2005 (000 euros)	151 896

11. Share-based payment (in 000 euros)

••• 2001 Stock Option Plan

On 20 November 2000, the Remuneration Committee authorised the issuance of a total of 1,977,608 share options to its employees, convertible to an equivalent number of shares upon exercise of the share options. The subscription period was from 1 December 2000 to 31 December 2000. The exercise price of the share options is amounting to € 34.15 each and decreases to € 32.55 after the share capital reduction decided by the General Assembly of shareholders held on 3 May 2006. There is no restriction associated to the share options offered in subscription. A total of 849,883 share options were eventually granted, the remaining 1,127,725 share options being cancelled. Initially, the share options were exercisable during the following periods:

January 2004	maximum 50 % of the total share options granted
September 2004	maximum 75 % of the total share options granted
July 2005	100% of the total share options granted

The exercise period was further extended as follows: January 2006, September 2006, January 2007, September 2007 and July 2008. The other terms and conditions of the share options were not modified.

	31.12.2006	31.12.2005
Outstanding share options at the beginning of the period	18 097	255 826
Share options granted during the period	0	412
Forfeited share options during the period	0	-275
Exercised share options during the period	-16 266	-237 866
Outstanding share options at the end of the period	**1 831**	**18 097**
Exercisable share options at the end of of the period	**1 831**	**18 097**

••• 2005 and 2006 Discounted Share Purchase Plans

The Remuneration Committee of Mobistar approved in 2005 and in 2006 discounted share purchase plans (DSPP) whereby the personnel of Mobistar has the right to buy Mobistar shares at a discounted purchase price representing 100/120 of the market price. According to the provisions of the plan, the shares are immediately vested at the grant date but cannot be sold for 2 years after the date of purchase. The shares issued under the DSP Plans will have the right to receive dividends as from the date of issuance. Mobistar purchased treasury shares that were reserved for the shares to issue under the DSPP. The fair value of the shares issued under the DSPP has been determined as the difference between the share market price at the grant date and the subscription price. The impact of the 2-year restriction period has been considered to have a little effect as the shares are traded in a deep and liqu'd market and as such has not been considered.

	DSPP 2006	DSPP 2005
Subscription period start date	12 April 2006	1 September 2005
Subscription period ending date	21 April 2006	14 September 2005
Number of shares sold to Mobistar employees	150 750	82 866
Subscription price per share (€)	50.11	52.91
Share stock price at subscription ending date (€)	62.85	64.95
Fair value per share (€)	12.74	12.04
Fair value DSPP recognised in expenses (000 €)	1 921	998

12. Long-term provisions (in 000 euros)

	01.01.2006	Additions	Utilisations	Reversal	Unwinding effect	31.12.2006
Outstanding litigations	4 429	1 275	-409	0	0	5 295
Network sites dismantling costs	5 895	1 298	-550	0	236	6 879
Office refurbishment costs	672	123	0	0	0	795
Total	10 996	2 696	-959	0	236	12 969

••• Outstanding litigations

Mobistar is engaged in various judicial procedures whereby third-party individuals or entities are claiming repair of damages they pretend to have incurred. Each litigation is evaluated on an individual basis in order to assess as to whether it is more likely than not that an outflow of resources will be necessary to settle the litigation and to ensure that the assumptions taken to measure the provisions are valid.

The majority of the claims are outstanding since 2004 and it can be reasonably assumed that they will be subject to a Court decision within two years after the balance sheet date.

••• Network sites dismantling provision

The key assumptions used to measure the network sites dimantling provision are as follows:

	31.12.2006	31.12.2005
Number of network sites	3 858	3 349
Average dismantling cost per network site (000 euros)	11	11
Inflation rate	2.0%	2.0%
Discount rate	4.0%	4.0%

It is impracticable to estimate the timing of the cash outflows since, although it is assumed that all the network sites will be dismantled in the future, the provision is measured based on the known term of the existing rental contracts but with a high probability of renewal upon each renewal date.

Network sites dismantling provision will be also adjusted when there is sufficient objective evidence that future change in technology or in legislation will have an impact on the amount of the provision.

••• Office dismantling costs

Office refurbisment provision arises from office rental contracts and is measured at the level of costs incurred in the past on similar transactions. It is not expected that such costs will be incurred before end 2007 at the earliest.

••• Waste Electrical and Electronic Equipment

According to the European Directive issued on that subject and to the IFRIC 6 interpretation, Mobistar is responsible for the treatment and disposal for any wasted electrical and electronic equipment (i.e. network equipment, IT hardware, ...) acquired on or before 13 August 2005.

Mobistar is currently selling its waste electrical and electronic equipment to a WEEE certified third-party supplier at a net selling price which includes all the European Directive obligations. No provision had then to be recognised in this respect in the Mobistar financial statements.

13. Financial instruments (in 000 euros)

••• Financial risk management objectives and policies

Mobistar's principal financial instruments comprise bank and inter-company loans, overdrafts, cash at bank and short-term bank and inter-company deposits. The main purpose of these financial instruments is to raise finance for Mobistar's operations. In the past, Mobistar entered into derivatives instruments such as Interest Rate Swaps in order to manage the interest rate risk arising from its long-term financing. Mobistar has also various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Since the introduction of the euro, Mobistar's exposure to the foreign currency risk being minor, no forward currency contract or any other currency risk related financial instrument has been implemented.

Moreover, since the early repayment of Mobistar's long-term debt, end of 2005, there is no cash flow interest rate risk outstanding anymore and the Interest Rate Swaps covering this risk have been closed out end of 2005.

It is to be noted that Mobistar's policy does not allow trading in financial instruments.

As a consequence of the above, the main risks arising from Mobistar's financial instruments are the credit risk and liquidity risk:

> Credit risk

Mobistar trades only with recognised, creditworthy third-parties. It is Mobistar's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, trade receivable balances are monitored on an ongoing basis.

> Liquidity risk

Mobistar's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans and intercompany loans.

••• **Interest-bearing loans and borrowings**

	Nominal amount	Interest rate	Maturity	31.12.2006	31.12.2005
Unsecured revolving credit facility agreement with					
France Télécom	250 000	Euribor + 0.30	31.12.2010	0	0
Total long-term loans and borrowings				0	0
Cash-pool related credit facility with					
France Télécom	250 000	EONIA + 0.40	on demand	0	0
Uncommitted credit lines with various banks	50 900	determined upon withdrawal	on demand	0	0
Share of a joint venture loan (Irisnet)	2 727 maximum	determined upon withdrawal	on demand	2 445	2 383
Total short-term loans and borrowings				**2 445**	**2 383**

••• **Fair values**

	Carrying amount		Fair value	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Financial assets				
Cash	1 680	1 274	1 680	1 274
Short term deposit	66 351	53 300	66 351	53 300
Other financial assets (non-current)	195	197	195	197
Financial liabilities				
Share of a joint venture loan (Irisnet)	2 445	2 383	2 445	2 383

The carrying amount of cash and short-term deposit is deemed to represent their fair value considering the associated short-term maturity. Other non-current financial assets are measured at amortised costs which is deemed to represent their fair value.

The carrying amount of the joint venture loan overdraft is deemed to represent their fair value taking into account the associated short-term maturity.

••• **Maturity**

Year ended December 2006	Amount	Within 1 year	Within 2-5 years	More than 5 years
Financial assets				
Cash	1 680	1 680		
Short term deposit	66 351	66 351		
Other financial assets (non-current)	195			195
Financial liabilities				
Share of a joint venture loan (Irisnet)	2 445	2 445		

Year ended December 2005	Amount	Within 1 year	Within 2-5 years	More than 5 years
Financial assets				
Cash	1 274	1 274		
Short term deposit	53 300	53 300		
Other financial assets (non-current)	197			197
Financial liabilities				
Share of a joint venture loan (Irisnet)	2 383	2 383		

••• Cash flow hedges

The 250 million euros long-term loan was fully reimbursed anticipatively during 2005. As a consequence, the outstanding cash flow hedge derivatives were closed out during the same year as well.

14. Other current liabilities (in 000 euros)

	31.12.2006	31.12.2005
Employee benefits related liabilities		
Salaries and termination pay	2 711	2 785
Social security contributions	7 130	7 457
Holiday pay	17 026	17 110
Performance bonus	3 399	5 455
Pension and health insurance	1 576	5 342
Total	**31 842**	**38 149**
Current taxes payable		
Corporate taxes - 2004	0	557
Corporate taxes - 2005	1 111	1 041
Corporate taxes - 2006	18 513	
Total	**19 624**	**1 598**
Other payables		
Dividend 2004	98	239
Dividend 2005	178	
Reimbursement share capital 2005	387	
Other liabilities	407	148
Total	**1 070**	**387**

15. Income statement (in 000 euros)

••• Turnover

	2006	2005
Revenue from subscription contracts	904 780	804 733
Revenue from prepaid subscription cards	238 909	265 156
Interconnection revenue	336 053	321 981
Site sharing rental income	2 830	2 335
Other services	13 508	10 066
Total service revenue	1 496 080	1 404 271
Equipment revenue	50 750	46 814
Total	**1 546 830**	**1 451 085**

••• Other operating revenue

	2006	2005
Expenses recharged to France Télécom subsidiaries	12 881	13 793
Administrative costs recharged to customers and third-parties	9 280	7 333
Services rendered to judicial authorities	2 456	3 517
Non-recurring capital gain on network equipment sold	0	1 954
Other operating revenue	3 152	2 250
Total	**27 769**	**28 847**

••• Costs of equipment and goods sold

	2006	2005
Purchase of goods	62 458	62 666
Purchase of services	93 361	80 047
Total	**155 819**	**142 713**

Cost of purchased services increased with the effect of the start-up costs incurred in the ADSL activities and with the increase of the number of network sites.

••• Services and other goods

	2006	2005
Rental costs	21 421	22 380
Maintenance	28 386	29 148
Professional fees	44 320	43 554
Administration costs	17 532	16 996
Commissions	118 829	112 851
Universal service	14 814	3 150
Advertising and promotions	52 620	57 317
Other	7 126	4 218
Total	**305 048**	**289 614**

Services and other goods are presented net of internal capitalised expenses as intangible and tangible assets of 1,756 thousand euros in 2006 and 1,837 thousand euros in 2005. Universal service costs have been revaluated following the calculation criteria notified by the Belgian telecom regulator which are significantly deviating from the initial assumptions taken into consideration in 2005. From the total cost recognised in 2006, i.e. 14,814 thousand euros, 4,050 thousand euros are related to the second half of 2006.

••• Employee benefits expenses

	2006	2005
Short-term employee benefits	98 241	95 876
Social Security contributions	30 110	28 745
Group insurance and medical care	7 166	5 979
Other personnel costs	270	326
Total	**135 787**	**130 926**

Short-term employee benefits are presented net of employee benefits expenses internally capitalised as intangible and tangible assets totaling 7,024 thousand euros in 2006 and 7,348 thousand euros in 2005.

The average full time equivalent number of employees slightly decreased from 1,638.7 in 2005 to 1,628.8 in 2006.

••• Other operating charges

	2006	2005
Inventories - obsolete and slow moving items	-34	28
Trade receivables - allowance for doubtful debtors	8 049	4 092
Local taxes on GSM antennas and pylons	5 072	3 154
Property taxes	1 828	2 007
Long-term provisions	316	223
Other operating charges	238	99
Total	**15 469**	**9 603**

Local taxes on GSM masts and antennas are accrued as described in the note '7. Other current assets'.

••• Net finance costs

	2006	2005
Finance income		
Interest on deposits and current bank accounts	1 986	3 088
Other financial income	157	237
Total	**2 143**	**3 325**
Finance costs		
Interest on financial debts, including interest rate swap derivatives	350	10 427
Other financial charges	1 005	1 181
Total	**1 355**	**11 608**
Total net finance costs	**788**	**-8 283**

16. Relationships with affiliated enterprises, Board of Directors members and senior management (in 000 euros)

••• Relationships with affiliated enterprises

> Balance sheet and income statement

	31.12.2006	31.12.2005
Assets and liabilities		
Short-term trade receivables	24 632	21 211
Short-term deposit	64 268	53 300
Liabilities		
Short-term trade payables	19 224	17 559
Income and charges		
Sales	73 312	74 974
Purchases	57 543	65 884

The consolidated financial statements include the financial statements of Mobistar S.A. and 50% of the interests held by France Télécom in the joint venture Irisnet since Mobistar is actually controlling the joint venture with its partner Telindus and is assuming the risks and rewards relating to this activity instead of France Télécom.

The ultimate parent entity of Mobistar S.A. is France Télécom, place d'Alleray 6, 75505 Paris Cedex 15, France.

> Related party - 2006 transactions

	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Ultimate parent company				
France Télécom - Traffic and services	39 539	38 553	10 471	11 871
France Télécom - Cash pooling and derivatives	1 807	268	64 268	0
France Télécom subsidiaries				
Airtime traffic	21 309	17 376	14 161	7 353
Consulting fees	10 657	1 346		0
Miscellaneous	0	0	0	0
Total	**73 312**	**57 543**	**88 900**	**19 224**

> Terms and conditions of transactions with related parties

The terms and conditions applied to sales and purchases of traffic and services, to the centralised treasury management agreement and to the revolving credit facility agreement are determined on an arm's length basis according to the normal market prices and conditions.

There is no outstanding guarantee provided to or received from any related parties at the balance sheet date. No allowance for doubtful debtors on amounts owed by related parties is outstanding at the balance sheet date.

••• Relationships with Board of Directors members and senior management

The total employee benefits and compensation, including employer social security contributions, attributed to the members of the Management Committee of Mobistar are as follows:

	2006	2005
Short-term employee benefits	3 220	3 193
Post-employment pension and medical benefits	445	397
Termination benefits	0	0
Share-based payments	1 338	452
Total employee benefits	**5 003**	**4 042**

The total remuneration attributed to the Board of Directors is as follows:

	2006	2005
Total remuneration	262	295

> Senior management interests in an employee share incentive plan

> 2001 Stock Option Plan

In 2006, members and former members of the Management Committee of Mobistar exercised a total of 2,660 share options at the exercise price of 34.15 euros each, giving a total amount of 91 thousand euros increase in equity, split between share capital and share premium. As at 31 December 2006, a total of 780 exercisable share options are outstanding.

> 2005 & 2006 Discounted Share Pay Plans

Members and former members of the Management Committee of Mobistar have purchased a total of 37,500 shares in 2005 and 105,000 in 2006 as per the terms and conditions described in the note '11. Share-based payment'. The fair value of the purchased shares is amounting to 452 thousand euros (DSPP 2005) and 1,338 thousand euros (DSPP 2006).

17. Commitments and contingencies (in 000 euros)

••• **Purchases**

	Commitments end of 2005	2006	< 1 year	1-3 years	3-5 years	> 5 years
Intangible and tangible assets	43 227	39 262	39 262	0	0	0
Inventories	6 011	10 562	10 562	0	0	0

••• **Operational Leases Costs**

	Commitments end of 2005	2006	< 1 year	1-3 years	3-5 years	> 5 years
Offices	33 180	19 646	8 797	6 930	3 660	259
Network sites	134 605	174 652	20 349	41 926	43 620	68 757
Cars	13 325	11 821	789	7 748	3 284	0
Total	**181 110**	**206 119**	**29 935**	**56 604**	**50 564**	**69 016**

••• **Guarantees granted**

	Commitments end of 2005	2006	< 1 year	1-3 years	3-5 years	> 5 years
Total amount	7 044	8 454	1 153	520	1 044	5 737

Guarantees granted are related to various lease agreements and to performance commitment granted to some corporate customers. No other security (mortgage, pledge or other) has been granted on Mobistar assets as at 31 December 2006.

••• **Events after the balance sheet date**

No adjusting events arose between the balance sheet date and the date at which the financial statements have been authorised for issue.

Mobistar decided in the second half of 2006 to outsource its network deployment and maintenance activities. Competitive bids have been submitted by major network equipment and services suppliers and the selection of the company Ericsson was confirmed by the Board of Directors held in early February 2007. This decision does not have any impact on the 2006 financial statements.

18. Segment reporting

Mobistar's internal management reporting to the Board of Directors and to the Chief Executive Officer is structured on a business segment basis.

The following primary business segments are identified:

• Mobile segment: delivers mobile phone equipment and services to residential and corporate customers.
• Fix segment: provides fix voice, data and internet services to residential and corporate customers.

No secundary geographical segment has been selected as no criteria determining this reportable segment is met.

Transfer prices between business segments are set on an arm's length basis in a manner similar to transactions with third-parties. Segment revenue, segment expense and segment result include transfers between business segments. Those transfers are eliminated in consolidation.

31.12.2006

In thousand €

	Mobile	Fix	Unallocated	Total
Segment assets	1 049 600	67 148	1 025	1 117 773
Segment liabilities	306 812	24 177	23 009	353 998
Capital expenditure	159 358	7 201	0	166 559
Depreciation and amortisation	164 419	1 316	0	165 735
Impairment losses recognised in profit or loss	8 015	0	0	8 015
Non-cash expenses other than depreciation	1 921	0	0	1 921

	Mobile	Fix	Inter-segment eliminations	Total consolidated
Revenue				
Total service revenue	1 411 543	84 537		1 496 080
Total inter-segment service revenue				0
Handsets sales	50 622	128		50 750
Total turnover	1 462 165	84 665	0	1 546 830
Other operating revenue	26 042	1 727		27 769
Total revenue	1 488 207	86 392	0	1 574 599
Operating expenses				
Interconnection costs	-304 541	-43 350		-347 891
Costs of equipment and goods sold	-133 313	-22 506		-155 819
Services and other goods	-289 222	-15 826		-305 048
Employee benefits expenses	-126 365	-9 422		-135 787
Depreciation, amortisation and impairment	-172 434	-1 316		-173 750
Other operating charges	-13 864	-1 605		-15 469
Total operating expenses	-1 039 739	-94 025	0	-1 133 764
Result of operating activities	448 468	-7 633	0	440 835
Net finance costs				-788
Result of operating activities after net finance costs				441 623
Tax expense				-142 080
Net profit or loss				299 543

31.12.2005

In thousand €

	Mobile	Fix	Unallocated	Total
Segment assets	1 057 506	55 101	7 385	1 119 992
Segment liabilities	379 999	19 570	4 220	403 789
Capital expenditure	229 332	5 803	0	235 135
Depreciation and amortisation	158 568	7 107	0	165 675
Impairment losses recognised in profit or loss	5 854	512	0	6 366
Non-cash expenses other than depreciation	998	0	0	0

	Mobile	Fix	Inter-segment eliminations	Total consolidated
Revenue				
Total service revenue	1 314 091	90 180		1 404 271
Total inter-segment service revenue	0	0		0
Handsets sales	46 814	0		46 814
Total turnover	1 360 905	90 180	0	1 451 085
Other operating revenue	28 712	135		28 847
Total revenue	1 389 617	90 315	0	1 479 932
Operating expenses				
Interconnection costs	-283 662	-48 303		-331 965
Costs of equipment and goods sold	-123 771	-18 942		-142 713
Services and other goods	-278 803	-10 811		-289 614
Employee benefits expenses	-123 004	-7 922		-130 926
Depreciation, amortisation and impairment *	-170 432	-1 609		-172 041
Other operating charges	-9 562	-41		-9 603
Total operating expenses	-989 234	-87 628	0	-1 076 862
Result of operating activities *	400 383	2 687	0	403 070
Net finance costs				8 283
Result of operating activities after net finance costs				394 787
Tax expense				-124 499
Net profit or loss				270 288

* Depreciation, amortisation and impairment have been reviewed according to the actual investments made in each segment.

19. Interests in the joint venture 'Irisnet' (in 000 euros)

The interests in the joint venture 'Irisnet' are recognised using the line-by-line reporting format in the proportionate consolidation method.

Aggregate amounts, including intercompany transactions, related to the interests held in the joint venture are detailed as follows:

	31.12.2006	31.12.2005
Non-current assets	8	8
Current assets	2 110	1 616
Total assets	**2 118**	**1 624**
Equity	-11 225	-10 284
Current liabilities	13 343	11 908
Total equity and liabilities	**2 118**	**1 624**
Income	4 140	4 167
Expenses	5 081	5 394

Related party relationships between Mobistar and the joint venture have been recognised in the financial statements as follows:

	31.12.2006	31.12.2005
Assets and liabilities		
Current assets - trade receivables	19 729	16 807
Current liabilities - trade payables	10 773	9 332
Current liabilities - deferred income	8 956	7 475
Income and charges		
Sales	4 368	4 418
Purchases	4 368	4 418
Mobistar bad debt allowance	0	1 769

Mobistar has not incurred any contingent liabilities on its behalf or jointly with its partner in the joint venture or with the joint venture itself.

In the frame of the joint venture activity, Mobistar and the joint venture did not commit to any capital commitment as at the balance sheet date.

to the General Meeting of shareholders of Mobistar S.A. on the consolidated financial statements for the year ended 31 December 2006

In accordance with the legal requirements, we report to you on the performance of our mandate of statutory auditor. This report contains our opinion on the consolidated financial statements as well as the required additional comments.

••• Unqualified opinion on the consolidated financial statements

We have audited the consolidated financial statements of Mobistar S.A. and its subsidiaries (collectively referred to as 'the Group') for the year ended 31 December 2006, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. These consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, and the consolidated statements of income, changes in equity and cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of € 1,117,773 thousand and the consolidated statement of income shows a profit for the year, share of the Group, of € 299,543 thousand.

Responsibility of the Board of directors for the preparation and fair presentation of the consolidated financial statements

The Board of directors is responsible for the preparation and fair presentation of the consolidated financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Responsibility of the statutory auditor

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the legal requirements and the auditing standards applicable in Belgium, as issued by the Institute of Registered Auditors (Institut des Réviseurs d'Entreprises/Instituut van de Bedrijfsrevisoren). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the Group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. We have evaluated the appropriateness of accounting policies used, the reasonableness of significant accounting estimates made by the Group and the presentation of the consolidated financial statements, taken as a whole. Finally, we have obtained from the Board of directors and the Group's officials the explanations and information necessary for executing our audit procedures. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements for the year ended 31 December 2006 give a true and fair view of the Group's financial position as at 31 December 2006 and of the results of its operations and its cash flows in accordance with IFRS as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

••• Additional comments

The preparation and the assessment of the information that should be included in the directors' report on the consolidated financial statements are the responsibility of the Board of directors.

Our responsibility is to include in our report the following additional comments, which do not modify the scope of our opinion on the consolidated financial statements:

- The directors' report on the consolidated financial statements deals with the information required by law and is consistent with the consolidated financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the entities included in the consolidation are facing, and on their financial situation, their foreseeable evolution or the significant influence of certain facts on their future development. We can nevertheless confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of during the performance of our mandate.

Brussels, 23 March 2007

Ernst & Young Réviseurs d'Entreprises SCCRL
Statutory auditor
represented by

Herman Van den Abeele
Partner

Results of operations

Consolidated income statement - IFRS

(Mio €)	MOBISTAR GROUP Financial year 2006	Financial year 2005	Variation (%)
Service revenue	1 496.1	1 404.3	6.5%
Handsets sales	50.7	46.8	8.3%
Total turnover	**1 546.8**	**1 451.1**	**6.6%**
Other operating revenue	27.8	28.8	-3.5%
Total revenue	**1 574.6**	**1 479.9**	**6.4%**
Interconnection costs	347.9	332.0	4.8%
Costs of equipment and goods sold	155.8	142.7	9.2%
Services and other goods	305.0	289.6	5.3%
Employee benefits expenses	135.8	130.9	3.7%
Depreciation, amortisation and impairment	173.8	172.0	1.0%
Other operating charges	15.5	9.6	61.5%
Total operating expenses	**1 133.8**	**1 076.8**	**5.3%**
EBITDA (result of operating activities before depreciation and amortisation)	**614.6**	**575.1**	**6.9%**
EBITDA margin in % of service revenue	**41.1%**	**41.0%**	**-**
EBIT (result of operating activities)	**440.8**	**403.1**	**9.4%**
Net finance costs	**0.8**	**-8.3**	**-109.6%**
Result of operating activities after net finance costs	**441.6**	**394.8**	**11.9%**
Tax expense	**-142.1**	**-124.5**	**14.1%**
Profit from continuing operations and of the period	**299.5**	**270.3**	**10.8%**
Profit attributable to equity holders of the parent	**299.5**	**270.3**	**10.8%**
Basic earnings per share in €	4.73	4.28	10.5%
Weighted average number of ordinary shares	63 282 547	63 112 103	-
Diluted earnings per share in €	4.73	4.28	10.5%
Diluted weighted average number of ordinary shares	63 283 437	63 120 982	-

Consolidated balance sheet - IFRS

(Mio €)	31.12.06	31.12.05
Non-current assets	827.9	841.6
Current assets	221.9	223.8
Cash en cash equivalents	68.0	54.6
Total assets	**1 117.8**	**1 120.0**
Equity	763.8	716.3
Long-term trade payable	1.0	0.0
Long-term provisions	13.0	11.0
Short-term borrowings	2.4	2.4
Other current liabilities	337.6	390.3
Total equity and liabilities	**1 117.8**	**1 120.0**

Consolidated cash flow statement - IFRS

(Mio €)	Financial year 2006	Financial year 2005
EBITDA	614.6	575.1
Fair value Discounted Share Pay Plan	1.9	1.0
Net financial charges	0.8	-8.3
Change in working capital	-42.7	75.2
Tax expense	-142.1	-124.5
Net cash used in investing activities	-165.2	-198.6
Share capital and share premium	-101.0	8.0
Net purchase of treasury shares	-0.6	-2.0
Dividend	-152.3	-126.8
Free Cash Flow	**13.4**	**199.1**

Segment reporting - IFRS

(Mio €)	Financial year 2006			Financial year 2005		
	Mobile	Fix	Consolid. total	Mobile	Fix	Consolid. total
Service revenue	1 411.6	84.5	1 496.1	1 314.1	90.2	1 404.3
Handsets sales	50.6	0.1	50.7	46.8	0.0	46.8
Total turnover	**1 462.2**	**84.6**	**1 546.8**	**1 360.9**	**90.2**	**1 451.1**
Other operating revenue	26.0	1.8	27.8	28.7	0.1	28.8
Total revenue	**1 488.2**	**86.4**	**1 574.6**	**1 389.6**	**90.3**	**1 479.9**
EBITDA	**620.9**	**-6.3**	**614.6**	**570.8**	**4.3**	**575.1**
EBITDA margin in % of service revenue	**44.0%**	**-7.5%**	**41.1%**	**43.4%**	**4.8%**	**41.0%**
EBIT (result of operating activities)	**448.4**	**-7.6**	**440.8**	**400.4***	**2.7***	**403.1**

* Depreciation, amortisation and impairment have been reviewed according to the actual investments made in each segment.

information for shareholders of mobistar

2006

Shareholders' structure Mobistar

Situation on 31-12-2006


WSB **50,17%**
Telindus **4,62%**
Free float **45,21%**

Financial calendar

> Press release results FY06: **07-02-2007**
> Annual report 2006 available on the internet website: **31-03-2007**
> Press release financial results Q1 07: **19-04-2007**
> General Assembly of shareholders: **02-05-2007**
> Payment of ordinary dividend: **09-05-2007** (if approved by GA)
> Payment of extraordinary dividend: **06-06-2007** (if approved by GA)
> Press release financial results 1H 07: **20-07-2007**
> Press release financial results Q3 07: **23-10-2007**

Evolution Mobistar share price

(versus restated BEL-20 & Dow Jones Telecom Index-2006)


85,0
80,0
75,0
70,0
65,0
60,0
55,0
BEL-20
DJ European Telecom index
Mobistar
02/01/06
02/02/06
02/03/06
02/04/06
02/05/06
02/06/06
02/07/06
02/08/06
02/09/06
02/10/06
02/11/06
02/12/06

Key figures (in €)	**2006**	**2005**
Number of shares end of year	63 289 921	63 273 655
Number of shares free float end of year	28 615 639	28 599 692
Mobistar stock market capitalisation end of year	4 091 693 393	4 239 334 885

Brussels Stock Exchange data		
Highest price	70.95	70.85
Lowest price	57.65	62.35
Price end of year	64.65	67.00
Total volume for the period*	47 662 328	47 914 687
Average daily trading volume*	186 911	187 167
Turnover of free float/year	1.70	1.70
Value of transactions (in mio €)	3 013	3 198
Average daily trading volume (in mio €)	11.80	12.50

* number of shares

Total turnover of mobile activities (in mio €)


1999 376.4
2000 587.1
2001 811.3
2002 927.8
2003 1071.9
2004 1245.3
2005 1360.9
2006 1462.2

EBITDA for mobile activities (in mio €)


1999 33.2
2000 93.1
2001 173.8
2002 313.7
2003 422.8
2004 519.4
2005 570.8
2006 620.9

Cumulated capital expenditures (in mio €)


1999 744.8
2000 921.0
2001 1290.7
2002 1449.2
2003 1585.2
2004 1756.4
2005 1955.0
2006 2120.2

Mobistar active customer base evolution (x 000)


1999 1040
2000 1800
2001 2164
2002 2305
2003 2615
2004 2846
2005 2913
2006 3139

Consolidated net income (in mio €)


1999 -83.7
2000 -56.4
2001 -30.5
2002 102.4
2003 227.4
2004 243.0
2005 270.3
2006 299.5


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END

Mobistar • Boulevard Reyers, 70 • B 1030 Brussels • Tel.: +32 2 745 71 11 • info@mail.mobistar.be